As filed with the U.S. Securities and Exchange Commission on April 29, 2016

Securities Act File No. 333-184361
Investment Company Act File No. 811-22759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(CHECK APPROPRIATE BOX OR BOXES)

[X]              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[  ]            Pre-effective Amendment No.
[X]            Post-effective Amendment No. 2
[X]              REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]            Amendment No. 10

SHARESPOST 100 FUND

(Exact name of Registrant as specified in Charter)

1370 Willow Road, Floor 2
Menlo Park, CA 94025
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:
(800) 834-8707

Sven Weber
c/o SP Investments Management, LLC
1370 Willow Road, Floor 2
Menlo Park, CA 94025
(Name and Address of Agent for Service)

Copies to:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
The Chrysler Center
666 Third Avenue
New York, New York 10017

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box.  [X]

It is proposed that this filing will become effective:
[  ] when declared effective pursuant to Section 8(c), or as follows:
[  ] immediately upon filing pursuant to paragraph (b) of Rule 486.
[X] on May 1, 2016 pursuant to paragraph (b) of Rule 486.
[  ] 60 days after filing pursuant to paragraph (a) of Rule 486.
[  ] on (date) pursuant to paragraph (a) of Rule 486.

PROSPECTUS

SharesPost 100 Fund

25,000,000 Shares of Beneficial Interest
$2,500 minimum purchase

May 1, 2016

SharesPost 100 Fund (the “Fund”, “we”, “our” or “us”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end, management investment company that is operated as an interval fund. The shares of beneficial interest of the Fund (the “Shares”) are continuously offered under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). The Fund has qualified and elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund is designed primarily for long-term investors and not as a trading vehicle.

This Prospectus applies to the offering of Shares of the Fund. The Fund has registered 25,000,000 Shares for sale under the registration statement to which this Prospectus relates, 2,756,053 of which are outstanding and 22,243,947 of which are registered but not yet issued as of April 28, 2016. The Shares are offered on a continuous basis at the Fund’s net asset value (“NAV”) per Share next calculated after receipt of the purchase in good order, plus any applicable sales load. The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, will conduct quarterly repurchase offers for 5% of the Fund’s outstanding Shares at NAV. Even though the Fund will make quarterly repurchase offers, investors should consider the Fund’s Shares to be illiquid.

The Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Fund seeks to achieve its investment objective by investing in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating, late-stage, growth companies (“Portfolio Companies”) primarily comprising the SharesPost 100, a list of companies (the “SharesPost 100”) selected and maintained by SP Investments Management, LLC, a Delaware limited liability company and the Fund’s investment adviser (the “Investment Adviser”). The Fund invests in operating businesses and not pooled investment vehicles, funds of funds, or hedge funds. The Investment Adviser’s primary strategy is to invest in Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. This investment strategy is referred to as “Buy and Hold”. Notwithstanding the foregoing, other than in connection with a liquidity event of a Portfolio Company, the Fund will sell Portfolio Company securities only if and to the extent (i) the Fund’s Board of Trustees (the “Board of Trustees”) determines it is necessary (A) to fund quarterly repurchases of Fund Shares, or (B) comply with the SharesPost 100 80% Investment Policy (as described below), or (ii) in the judgment of the Investment Adviser, it is necessary to further the best interests of shareholders.

i

The SharesPost 100 is a list of 100 private, operating, late-stage, growth companies, primarily in the technology sectors, selected and maintained by the Investment Adviser according to several criteria, including revenue growth, market potential, product stage, management team, investor composition and level of financing and trading activity on alternative trading systems and other private secondary markets.  The SharesPost 100 should not be viewed as an index, but a selection of issuers in which the Fund seeks to make investments.  The Fund’s performance will therefore not necessarily replicate the performance of any particular composite measurement of the stock performance of some or all issuers included in the SharesPost 100. The SharesPost 100 may also include formerly private companies, which were on the SharesPost 100 prior to having consummated an initial public offering, for so long as the Investment Adviser deems appropriate.

The Investment Adviser expects that at least 85% of the Fund’s equity investments (measured in respect of the value of the Fund’s assets, not in the number of portfolio companies) will be among the companies included in the SharesPost 100, and the Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in companies included in the SharesPost 100. The Fund will notify investors of any proposed change in such policy at least 60 days in advance of such change in accordance with the 1940 Act. The inclusion of the number “100” in the Fund’s name is intended only to reflect the Fund’s primary investment program (i.e., to invest in securities of companies listed on the SharesPost 100). The Fund’s ability to implement this investment strategy is subject to the ability of the Fund’s Investment Adviser to identify and acquire the securities of Portfolio Companies on acceptable terms. The Fund is a “non-diversified” investment company, and, as such, the Fund may invest a greater percentage of its assets in the securities of a single issuer than investment companies that are “diversified.” See “Risk Factors.”

There may be reasons why a particular SharesPost 100 issuer is not included in the Fund’s portfolio, including, without limitation, the limited availability of shares for purchase and the analysis of the Investment Adviser of the appropriateness of particular securities of SharesPost 100 issuers as investments for the Fund. The Fund may invest in the securities of issuers other than those included in the SharesPost 100, subject to the limitations described in the paragraph above.

The Fund has a fundamental concentration policy not to invest 25% or more of its total assets in companies in a particular “industry or group of industries”, as that phrase is used in the 1940 Act. For a more detailed description of this policy, please refer to the section entitled “Investment Objective, Strategies, Methodology and Policies.”

The Fund is operated as an interval fund and, as such, has established a limited repurchase policy under Rule 23c-3 of the 1940 Act. Although the Fund will offer to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, which repurchase policy provides that each quarter the Fund will offer to repurchase 5% of its outstanding Shares, the Fund will not otherwise be required to repurchase or redeem Shares at the option of a shareholder of the Fund (each, a “Shareholder”, and collectively, the “Shareholders”) nor will Shares be exchangeable for units, interests or shares of any other fund. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may be able to have only a portion of their Shares repurchased.

In addition, the Board of Trustees may determine in certain circumstances that it is in the best interests of the Fund and its Shareholders to suspend quarterly repurchase offers, which would further reduce the ability of Shareholders to redeem their Shares. The Fund does not currently intend to list its Shares for trading on any national securities exchange, and there is not expected to be any secondary trading market in the Shares. The Shares are therefore not readily marketable. Even though the Fund will endeavor to make quarterly repurchase offers to repurchase a portion of the Shares to provide some liquidity to Shareholders, you should consider the Shares to be illiquid. If, and to the extent that, a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share and initial offering prices. The Fund is not suitable for investors who cannot bear the risk of loss of all or part of their investment, or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame. The Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See “Risk Factors.”

The Fund’s Shares have no history of public trading, and you should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs. The Fund does not intend to list its Shares on any securities exchange during the continuous offering, and the Fund does not expect a secondary market in the Shares to develop. As a result of the foregoing, an investment in the Fund’s Shares is not suitable for investors that require liquidity, other than liquidity provided through the Fund’s repurchase policy. The Investment Adviser publishes the daily calculated NAV of the Fund’s Shares on its website at http://www.sharespost100fund.com.

Investing in the Fund’s Shares involves substantial risks. Prospective investors should refer to the risk factors discussed in the section entitled “Risk Factors” prior to making an investment in the Fund.

Certain conflicts of interest involving the Fund and its affiliates could impact the Fund’s investment returns and limit the flexibility of its investment policies. Prospective investors should review the conflicts of interest described in the section entitled “Conflicts of Interest” prior to making an investment in the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The Fund is offering the Shares in a continuous offering. The offering price for the Shares will be equal to the NAV per Share, plus any applicable sales load. The Fund’s Shares are offered through Foreside Fund Services, LLC (the “Distributor”). In addition, certain institutions (including banks, trust companies, brokers and investment advisers) will be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders.

	Price to Public	Sales Load(3)	Proceeds to Registrant
Per Share	$26.92(1)	$1.55	$25.37
Total Minimum	$2,652.50(2)	$152.50	$2,500.00
Total Maximum(4)	$530,500,000.00	$30,500,000.00(5)	$500,000,000.00

(1)	Shares are offered on a best efforts basis and will be continuously offered at a price equal to the NAV per Share next calculated after the request to purchase Shares is received and accepted by or on behalf of the Fund (plus any applicable sales load). No arrangements have been made to place funds in the offering in an escrow, trust, or similar arrangement. The NAV per Share as of April 28, 2016 was $25.37.
(2)	The total minimum investment per investor is $2,500, plus any applicable sales load.
(3)	Investments are subject to a sales load assessed at a rate of between 5.75% and 0.00% depending upon the amount invested. The following sales charges apply to your purchases of Shares of the Fund:

Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $50,000	5.75%	6.10%	5.00%
$50,000 to $99,999	4.75%	4.99%	4.00%
$100,000 to $249,999	3.75%	3.90%	3.25%
$250,000 to $499,999	2.50%	2.56%	2.00%
$500,000 to $999,999	2.00%	2.04%	1.75%
$1,000,000 and above	0.00%	0.00%	0.00%

(4)	Assumes sale of all Shares currently registered at the initial NAV of $20.00 per Share.
(5)	Assumes application of maximum sales load of 5.75% on all sales. This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. You should read it carefully before you invest, and keep it for future reference. The Fund has filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) dated May 1, 2016, as may be amended or supplemented, containing additional information about the Fund. The SAI and the financial statements, along with the accompanying notes and report of the independent registered public accounting firm, which appear in the Fund’s most recent annual report to shareholders, are hereby incorporated by reference into this Prospectus (are legally considered part of this Prospectus). The Table of Contents of the SAI appears on page 71 of this Prospectus. The Fund also produces both annual and semi-annual reports that contain important information about the Fund. The Fund’s SAI and annual and semi-annual reports are available free of charge upon request by calling the Investment Adviser at (800) 834-8707, or by written request to the Investment Adviser at 1370 Willow Road, Floor 2, Menlo Park, CA 94025. You can also access and download the annual and semi-annual reports and the SAI free of charge at the following website:http://www.sharespost100fund.com. The SEC also maintains a website at http://www.sec.gov that contains such information free of charge. Shareholders may call the Investment Adviser at the toll-free number above to request other information and for other shareholder inquiries. Information contained on the Fund’s website is not incorporated by reference into this Prospectus, and you should not consider that information to be part of this Prospectus.

Prospective investors should not construe the contents of this Prospectus as legal, tax, financial, or other advice.  Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

The date of this Prospectus is May 1, 2016.

v

No broker-dealer, salesperson or other person is authorized to give an investor any information or to represent anything not contained in this Prospectus.  As a prospective investor, you must not rely on any unauthorized information or representations that anyone provides to you.  This Prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under the circumstances and in jurisdictions where and to persons to which it is lawful to do so.  The information contained in this Prospectus is current only as of the date of this Prospectus.

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in SharesPost 100 Fund (the “Fund”, “we”, “our” or “us”). Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this Prospectus and the statement of additional information (the “SAI”), which should be retained by any prospective investor.

The Fund
The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that operates as an “interval fund”. Shares of beneficial interest of the Fund (the “Shares”) are continuously offered under the Securities Act of 1933, as amended (the “Securities Act”).

The Offering; Initial Price per Share; Maximum Offering; Minimum Investment
The Fund is offering to sell up to 25,000,000 Shares on a continuous basis at an initial net asset value (“NAV”) of $20.00 per Share, plus any applicable sales load. Any sales load will be deducted from the proceeds to the Fund. The Shares are offered on a continuous basis at the Fund’s NAV per Share next calculated after receipt of a purchase in good order, plus any applicable sales load.

The minimum investment of each investor is Shares with a value of at least $2,500, plus any applicable sales load. There is no minimum investment for subsequent investments. The Fund’s board of trustees (the “Board of Trustees” and each member of the Board of Trustees, a “Trustee”), in its sole discretion, may vary the investment minimums from time to time.

The Fund’s Shares are offered through the Fund’s distributor, Foreside Fund Services, LLC (the “Distributor”). In addition, certain institutions (including banks, trust companies, brokers and investment advisers) will be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders (“Authorized Institutions”).

See “Subscription for Shares” and “Plan of Distribution – How to Purchase Fund Shares.”

The Investment Adviser
Under the supervision of the Board of Trustees and pursuant to an investment advisory agreement (the “Investment Advisory Agreement”), SP Investments Management, LLC (the “Investment Adviser”), a wholly owned subsidiary of SharesPost, Inc. (“SharesPost”) and an investment adviser registered with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as investment adviser to the Fund.

The Investment Adviser was formed in November 2010 as a Delaware limited liability company and registered with the SEC under the Advisers Act in May 2012. The Investment Adviser manages two investment vehicles (including the Fund), and as of the end of the most recent fiscal quarter (March 31, 2016) held in the aggregate approximately $89 million under management.

Pursuant to the Investment Advisory Agreement, the Investment Adviser is responsible for developing, implementing and supervising the Fund’s investment program and providing day-to-day management services to the Fund.

The Investment Adviser also provides office space, telephone services and utilities, and administrative, secretarial, clerical and other personnel as necessary to provide the services required to be provided under the Investment Advisory Agreement.

Investment Objective and Strategies
Investment Objective. The Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Fund seeks to achieve its investment objective by investing in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating, late-stage, growth companies (“Portfolio Companies”). The Fund invests in operating businesses and not pooled investment vehicles, funds of funds, or hedge funds. The Investment Adviser’s primary strategy is to invest in companies selected by the Investment Adviser for the SharesPost 100 and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. It is part of the Fund’s investment strategy not to sell securities of Portfolio Companies prior to any such liquidity event. This investment strategy is referred to as “Buy and Hold”. If the Investment Adviser removes a company from the SharesPost 100, the Fund will hold the securities of such Portfolio Company until a liquidity event occurs with respect thereto (but subject to the SharesPost 80% Investment Policy), and is not obligated by the 1940 Act to do otherwise. Notwithstanding the foregoing, other than in connection with a liquidity event of a Portfolio Company, the Fund will sell Portfolio Company securities only if and to the extent (i) the Board of Trustees determines it is necessary to (A) fund quarterly repurchases of Fund Shares, or (B) comply with the SharesPost 100 80% Investment Policy, or (ii) in the judgment of the Investment Adviser, it is necessary to further the best interests of shareholders of the Fund (“Shareholders”).

As discussed above, the Fund invests primarily in equity securities of Portfolio Companies, which consists of shares of either common or a series of preferred stock of such company or convertible debt issued by such company which is convertible into shares of common or a series of preferred stock of such company (and references to “equity securities” throughout this Prospectus includes such equity-linked convertible notes). The Fund expects that most of its investments will be made in U.S. domestic Portfolio Companies, but it is not prohibited from investing in foreign Portfolio Companies. The Fund makes investments in the securities of Portfolio Companies the Fund reasonably believes it can readily fair value. We expect that our holdings of equity securities may require several years to appreciate in value, and we can offer no assurance that such appreciation will occur. Due to the illiquid nature of most of our investments and transfer restrictions that equity securities are typically subject to, we may not be able to sell these securities at times when we deem it necessary to do so (e.g., to fund quarterly repurchases of Shares or regain compliance with the SharesPost 100 80% Investment Policy), or at all. The equity securities in which we invest will often be subject to drag-along rights, which permit a majority stockholder in the company to force minority stockholders to join a company sale (which may be at a price per share lower than our cost basis). In addition, we will often be subject to lock-up provisions that prohibit us from selling our equity investments into the public market for specified periods of time after IPOs of the Portfolio Company, typically 180 days. As a result, the market price of securities that we hold may decline substantially before we are able to sell these securities following an IPO. For a complete discussion of the risks involved with our investments, please read the section entitled “Risk Factors”.

SharesPost 100. The SharesPost 100 is a list of 100 private, operating, late-stage, growth companies, primarily in the technology sectors, selected and maintained by the Investment Adviser according to several criteria, including revenue growth, market potential, product stage, management team, investor composition and level of financing and trading activity on alternative trading systems and other private secondary markets.

The Investment Adviser reviews, and if it determines necessary, adjusts, the composition of the SharesPost 100 on a quarterly basis. Affiliates of the Investment Adviser may provide information (at no cost) to the Investment Adviser to assist in its quarterly analysis, but in no way will such affiliates participate or have determinative influence in the selection of SharesPost 100 companies. The SharesPost 100 may also include formerly private companies, which were on the SharesPost 100 prior to having consummated an initial public offering, for so long as the Investment Adviser deems appropriate.

Each investment of the Fund will be subject to the Investment Adviser’s review. The criteria described above, together with the availability of the securities and their applicability for inclusion in the Fund’s portfolio, taking into account the Fund’s overall composition of the Fund’s portfolio and other salient investment factors, will inform the Investment Adviser’s decision to purchase a security on behalf of the Fund. The Fund may invest in the securities of issuers other than those included in the SharesPost 100 (subject to the SharesPost 100 80% Investment Policy, as defined and described below) and in some cases, the Investment Adviser may determine that investing in one or more of the companies on the SharesPost 100 would not be in the best interests of the Fund. In addition, the Fund does not expect to engage in significant selling activity in Portfolio Company shares other than (i) upon or subsequent to a liquidity event of a Portfolio Company, such as an IPO or a merger or acquisition transaction, or (ii) within a reasonably practicable time period after a particular Portfolio Company is removed from the SharesPost 100 to the extent necessary to comply with the SharesPost 100 80% Investment Policy.

Investment Strategies. The Fund generally invests in Portfolio Companies through secondary purchases and exchanges from selling shareholders of such companies, but under certain circumstances may, in the discretion of the Investment Adviser, purchase securities directly from such Portfolio Companies.

In reviewing potential investments for the Fund, the Investment Adviser utilizes, among other publicly available sources, the information and research available on premium databases and regulatory filings of issuers. The Investment Adviser, wherever possible, interfaces with the management of companies targeted for investment and reviews their past and expected financial performance.

The Investment Adviser connects with sellers of shares through alternative trading systems and other secondary private markets. The Investment Adviser may also bring shares of targeted companies into the Fund on attractive terms through the Fund’s exchange mechanism, whereby holders of such shares can exchange them directly with the Fund for Shares in the Fund at the end of each fiscal quarter. See “Exchange Feature” below.

SharesPost 100 is not an index; SharesPost 100 80% investment policy. The SharesPost 100 should not be viewed as an index, but a selection of issuers in which the Fund seeks to make investments. The Fund’s performance will therefore not necessarily replicate the performance of any particular composite measurement of the stock performance of some or all issuers included in the SharesPost 100.

The Investment Adviser expects that at least 85% of the Fund’s equity investments (measured in respect of the value of the Fund’s assets, not in the number of Portfolio Companies) will be among the companies included in the SharesPost 100, and the Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in companies included in the SharesPost 100 (the “SharesPost 100 80% Investment Policy”). The Fund monitors its portfolio to ensure compliance with the SharesPost 100 80% Investment Policy. The Fund will notify investors of any proposed change in such policy at least 60 days in advance of such change in accordance with the 1940 Act. The SAI contains a list of the fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

The inclusion of the number “100” in the Fund’s name is intended only to reflect the Fund’s primary investment program (i.e., to invest in securities of companies listed on the SharesPost 100). The Fund’s ability to implement this investment strategy is subject to the ability of the Fund’s Investment Adviser to identify and acquire the securities of Portfolio Companies on acceptable terms. The Fund is a “non-diversified” investment company, and, as such, the Fund may invest a greater percentage of its assets in the securities of a single issuer than investment companies that are “diversified.” See “Risk Factors.”

There may be reasons why a particular SharesPost 100 issuer is not included in the Fund’s portfolio, including, without limitation: limited availability of shares for purchase, and the Investment Adviser’s analysis of the appropriateness of particular securities of SharesPost 100 issuers as investments for the Fund.

The Fund may invest in the securities of issuers other than those included in the SharesPost 100, subject to the SharesPost 100 80% Investment Policy. In the event a particular Portfolio Company is removed from the SharesPost 100, the Fund will sell such amount of the Fund’s holdings necessary to comply with the SharesPost 100 80% Investment Policy within a reasonably practicable time after such removal.

Fundamental concentration policy. The Fund has a fundamental concentration policy that it will not make an investment if such investment would result in 25% or more of the Fund’s total assets being invested in companies in any one particular “industry or group of industries”, as that phrase is used in the 1940 Act, and as interpreted, modified or otherwise permitted by a regulatory authority having jurisdiction, from time to time (the “Fundamental Concentration Policy”). The Fund’s Fundamental Concentration Policy does not preclude it from focusing investments in issuers in related fields, and the Fund expects that most of the Portfolio Companies may (i) be in either internet-, mobile-, social media-, or other technology-related fields, or (ii) utilize developing technology in providing their products and services. The Fund may also have significant holdings in cash and cash equivalents, generally at least 5%.

No assurance.  There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses. Subject to the provisions of the 1940 Act, the Fund’s investment strategies may be changed by the Board of Trustees without the vote of a majority of the Fund’s outstanding voting securities. Notice will be provided to Shareholders prior to any such change in accordance with the 1940 Act.

Use of Proceeds
The Fund expects that the net proceeds of the continuous offering, after payment of any sales loads, will be invested in accordance with its investment objective and principal strategies as soon as practicable after receipt thereof, subject to the Investment Adviser’s ability to identify and acquire the securities of Portfolio Companies.

Summary of Risk Factors
The following is a discussion of the principal risks of investing in the Fund. Please refer to the section of the Prospectus titled “Risk Factors” for a more detailed discussion of the principal risk factors related to the Fund and the continuous offering of Shares.

Illiquidity of Fund Shares—There is presently no market for the Fund’s Shares, which are highly illiquid and currently can be sold by Shareholders only in the quarterly repurchase program of the Fund; unless and until a secondary market for the Fund’s Shares develops, which the Fund has no reason to anticipate at this time, you will not be able to control the timing or the amount of Shares which you desire to sell. The Fund’s Shares have no history of public trading, nor is it intended that they will be listed on a public exchange at this time.

As a closed-end “interval fund,” the Fund makes quarterly repurchase offers for 5% of the Fund’s outstanding Shares at NAV. Even though the Fund makes quarterly repurchase offers, investors should consider the Fund’s Shares to be illiquid. There is no guarantee that you will be able to sell the amount of Shares that you wish to tender in connection with a given repurchase offer. Shareholders may tender more Shares than the Fund has offered to repurchase.  If so, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request.  As a result, it is possible that not all Shares that are tendered in a repurchase offer will be repurchased. There is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a given quarter, thereby increasing the likelihood that a proration will occur. Finally, the Board of Trustees (including a majority of Independent Trustees (as defined below) in accordance with Rule 23c-3 of the 1940 Act) may suspend quarterly repurchases if it determines that doing so is in the best interests of the Fund and its Shareholders.  Each of these factors may further limit the liquidity of the Fund’s Shares.

See “Risk Factors”.

Potential Illiquidity of the Fund’s Investments—The Fund invests primarily in private company securities that are thinly traded and less liquid than other investments, or whose liquidity decreases in response to market developments or adverse investor perceptions. These securities may also be subject to “lock-up agreements” restricting their sale. For example, underwriters of initial public offerings customarily require holders of an issuer’s securities to agree not to sell such holder’s securities for 180 days after the initial public offering. As a result, upon or subsequent to a liquidation event of a Portfolio Company, the Fund may not be able to sell an investment, or a portion of an investment, when the Investment Adviser believes that doing so would maximize returns. In addition, because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.  As a result, even if the Investment Adviser is able to sell such securities on behalf of the Fund when it desires to do so, the Fund may have to accept a lower price than the price determined by the Fund in accordance with its valuation procedures.

The inability to sell one or more portfolio positions can adversely affect the Fund’s value or prevent the Fund from being able to take advantage of other investment opportunities. If the Fund is forced to sell securities at an unfavorable time and/or under unfavorable conditions, such sales may also adversely affect the Fund’s NAV.

Alternatively, because shares of private companies are generally limited in number, the Fund may pay a higher price for shares of companies the Investment Adviser believes to be promising.  Paying such a premium may adversely affect the Fund’s returns.

See “Risk Factors”.

Valuation—The Fund’s NAV is based on the value of its securities. Where reliable public market prices are available for those securities, the Investment Adviser will rely on those prices. However, in light of its investment strategy to invest in private, operating, late-stage, growth companies, the Fund expects that in most cases (other than subsequent to an IPO transaction involving a Portfolio Company) public market prices will not be available for the Fund’s portfolio securities, and where private market prices are available, such prices may be unreliable, or such securities may be illiquid. At any point in time, there may be few recent purchase or sale transactions or offers on private markets on which to base the value of a given private share.  In addition, the prices reflected in recent private transactions or offers may be extremely sensitive to changes in supply or demand, including changes fueled by investor perceptions or other conditions. See “Determination of Net Asset Value.”

In these cases, which the Fund expects will be in most circumstances, the Fund’s investments will be valued by the Investment Adviser, under the supervision of the Board of Trustees, pursuant to fair valuation procedures and methodologies adopted by the Board of Trustees.  While the Fund and the Investment Adviser use good faith efforts to determine the fair value of the Fund’s securities, value will be dependent on the judgment of the Investment Adviser.  The Investment Adviser may also rely to some extent on information provided by the underlying companies, which may not be timely or comprehensive. In addition, such information may not be available because it is difficult to obtain financial and other information with respect to private companies, and even where the Fund is able to obtain such information, there can be no assurance that it is complete or accurate. The Investment Adviser may also take into consideration valuations of similar classes of private company securities as publicly reported by other funds. Such valuations may be performed in a manner inconsistent with the Fund’s methodologies and determination of fair value. From time to time, the Fund may determine that it should modify its estimates or assumptions, as new information becomes available. As a consequence, the value of the securities, and therefore the Fund’s NAV, may vary. This may adversely affect Shareholders.

Because valuation of the private securities will be difficult, the Fund may also not be able to sell these securities at the prices at which they are carried on the Fund’s books, or may have to delay their sale in order to do so. This may in turn adversely affect the Fund’s NAV. See “Determination of Net Asset Value.”

Valuation issues also raise regulatory risk.  Regulatory guidance on the valuation by registered investment companies of securities, particularly securities for which a current market price is not readily available, has been sparse. To the extent guidance is forthcoming, the Fund—and other registered investment companies—may be required to adjust their fair valuation methods, which could negatively affect the Fund’s NAV.

See “Risk Factors” for more detail and additional risks that should be considered, including risks related to the competition for portfolio investments, the likelihood of minimal distributions of current income, potential conflicts of interest related to the Fund and its affiliates, and the relative inexperience of the Fund’s management with registered funds.

Directory of Entities
Below is a list of various entities referred to in this Prospectus and their relationship to one another:

SharesPost 100 Fund. The Fund is managed by the Investment Adviser. Sven Weber is a Trustee and the President.

SP Investments Management, LLC – the Investment Adviser of the Fund, a wholly owned subsidiary of SharesPost, Inc. Sven Weber is a Managing Director.

SharesPost Financial Corporation (“SharesPost Financial”) – a registered broker-dealer, member of FINRA and SIPC, and wholly owned subsidiary of SharesPost, Inc. In addition, SharesPost Financial is registered as an alternative trading system pursuant to Regulation ATS of the Securities Exchange Act of 1934.  SharesPost Financial’s principal business activity is connecting buyers and sellers of private company securities. Since they are both wholly owned by SharesPost, Inc., SharesPost Financial and the Investment Adviser are affiliates.

SharesPost, Inc. – wholly owns the Investment Adviser and SharesPost Financial. Gregory Brogger is Chief Executive Officer and a controlling minority shareholder of SharesPost, Inc.

The SharesPost 100 – a list of 100 private, operating, late-stage, growth companies, primarily in the technology sectors, selected and maintained by the Investment Adviser according to several criteria, including revenue growth, market potential, product stage, management team, investor composition and level of financing and trading activity on alternative trading systems and other private secondary markets. The SharesPost 100 may also include formerly private companies that have consummated an initial public offering for so long as the Investment Adviser deems appropriate.

Potential Benefits of Investing in the Fund
There are several material benefits an investment in the Fund is expected to confer on its Shareholders.  These include:

Access to Attractive Asset Class. The Fund invests in private, operating, late-stage, growth companies, primarily in the technology sectors.  The Investment Adviser believes that the asset class represented by these companies should be an element in many investors’ diversified portfolio for two primary reasons.

First, these companies have a lower technology, product and market risk profile than early-stage private companies. As a consequence, failure rates are lower and time to exit is faster. These companies may, however, have a higher technology, product and market risk profile than publicly traded companies, but, for the reasons discussed in the next paragraph, can offer the potential for higher return.

Second, there appears to be a general trend for companies to stay private longer, which results in a greater portion of companies’ value appreciation occurring in this asset class rather than the public equities markets (although this is not always the case). This, the Investment Adviser believes, is a large part of the reason public equity market returns have been disappointing for roughly a decade. These private, operating, late-stage, growth companies are typically hard to access, especially for smaller and mid-size investors. However, the Investment Adviser uses its access to private markets to build a portfolio of private, operating, late-stage, growth companies, primarily in the technology sectors.

Efficient, Transparent Investment.  The Fund offers investors an opportunity to invest efficiently in a portfolio of private, operating, late-stage, growth companies, primarily in the technology sectors. Unlike traditional venture and secondary funds, the Investment Adviser publishes on its website (1) a complete list of the Fund’s investments as of the last day of the previous month, and (2) the daily calculated NAV of the Fund’s Shares, giving investors valuable insight into the market for late-stage, venture-backed private companies.

Closed-End Fund Structure
The Fund is a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of a shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s Shares are not listed on a stock exchange. Instead, the Fund provides very limited liquidity to its Shareholders by offering to repurchase a limited amount of Shares quarterly (5% of outstanding Shares), which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows (purchases),   but, unlike a mutual fund, is not subject to continuous out-flows (repurchases). An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.

Board of Trustees
The Board of Trustees of the Fund has overall responsibility for monitoring the Fund’s investment program and its management and operations. Any vacancy on the Board of Trustees may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by Shareholders. A majority of the Trustees are “Independent Trustees” who are not “interested persons” (as defined in the 1940 Act) of the Fund or the Investment Adviser. See “Management”.

Fees
Advisory Fee. The Fund will pay a fee (the “Advisory Fee”) to the Investment Adviser as compensation for its investment advisory services. The Advisory Fee shall accrue daily at an annual rate equal to 1.90% of the average daily calculated NAV of the Fund, and shall be paid quarterly in arrears. The NAV of the Fund is determined by subtracting the Fund’s liabilities from the fair market value of its assets, to be determined as set forth under “Determination of Net Asset Value” below.

Shareholder Services Fee. The Fund has adopted a “Shareholder Services Plan” under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such services may include responding to customer inquiries of a general nature regarding the Fund; responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; and providing such other similar services as the Fund or the Investment Adviser may reasonably request to the extent the financial industry professional is permitted to do so under applicable statutes, rules, or regulations. The Fund may incur such foregoing expenses on an annual basis equal to 0.25% of its average NAV.

Expense Limitation Agreement. The Investment Adviser has entered into a written expense limitation agreement (the “Expense Limitation Agreement”) under which it has agreed to limit the total expenses of the Fund, including organizational expenses (but excluding interest, taxes, other expenditures which are capitalized in accordance with generally accepted accounting principles, brokerage commissions, and extraordinary expenses such as litigation and indemnification expenses) to an annual rate of 2.50% of the average NAV of the Fund (the “Expense Limitation”) until May 1, 2017, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees. The Investment Adviser may recoup from the Fund fees previously reduced or expenses previously reimbursed by the Investment Adviser with respect to the Fund pursuant to the Expense Limitation Agreement if such reimbursement does not cause the Fund to exceed the Expense Limitation and the reimbursement is made within three years after the year in which the Investment Adviser reduced the fee or incurred the expense.

Borrowing
The Fund has the option to borrow, which such borrowing, if any, the Fund anticipates would be used to satisfy repurchase requests from Fund Shareholders and otherwise to provide the Fund with temporary liquidity. The amount that the Fund may borrow will be limited by the provisions of Section 18 of the 1940 Act, which, among other limitations contained therein relating to the declaration of dividends or distributions, limits the issuance of a “senior security” (as defined in the 1940 Act) to those instances where immediately after giving effect to such issuance, the Fund will have “net asset coverage” (as defined in the 1940 Act) of at least 300%. To the extent the Fund borrows, the interest on borrowing by the Fund will be at prevailing market rates. Notwithstanding the foregoing, the Fund intends to limit its borrowing, if any, and the overall leverage of its portfolio to an amount that does not exceed 33⅓% of the Fund's gross asset value.

Determination of Net Asset Value
The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the NASDAQ Stock Market Exchange (“NASDAQ”) (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. The price of the Shares increases or decreases on a daily basis according to the NAV of the Shares. In computing the Fund’s NAV, portfolio securities of the Fund are valued at their current fair market values determined on the basis of market quotations, if available. Because public market quotations are not typically readily available for most of the Fund’s securities, they are valued at fair value as determined pursuant to procedures and methodologies adopted and approved by the Board of Trustees. The Board of Trustees has delegated the day-to-day responsibility for determining these fair values to the Investment Adviser, but the Board of Trustees has the ultimate responsibility for determining the fair value of the portfolio of the Fund. The Investment Adviser has developed the Fund’s valuation procedures and methodologies, which have been approved by the Board of Trustees, and will make valuation determinations and act in accordance with those procedures and methodologies, and in accordance with the 1940 Act. Valuation determinations are reviewed and, as necessary, ratified or revised quarterly by the Board of Trustees (or more frequently if necessary), including in connection with any quarterly repurchase offer. The Fund’s Valuation Committee oversees the implementation of the Fund’s valuation procedures. The Valuation Committee monitors the material aspects of the Fund’s valuation procedures, as adopted by the Board of Trustees and revised from time to time, as well as monitors the Fund’s compliance with respect to the valuation of its assets under the 1940 Act.

Fair value prices are necessarily estimates, and there is no assurance that such a price will be at or close to the price at which the security is next quoted or next trades.

See “Determination of Net Asset Value” below for additional information.

Expenses
The Fund pays all of its organizational and investment expenses, including, but not limited to, brokerage commissions (if any) and all other costs of executing transactions, interest expense, insurance expense, custodial expense, and all ongoing ordinary administrative and operational costs of the Fund, including (but not limited to) legal costs, accounting costs, taxes and any fees paid to the Fund Administrator, the Custodian or Foreside Services (each as defined below) and all expenses incurred in connection with the continuous offering and sale of its Shares and communications with Shareholders. The Fund also directly pays any extraordinary operating expenses.

The Investment Adviser bears all ongoing ordinary administrative and operational costs of the Investment Adviser, including employees’ salaries, facilities, travel costs, technology costs, office supplies, research and data costs, and its own legal, accounting and filing fees.

Purchase of Shares
Each investor must initially purchase a minimum of $2,500 of Shares in the Fund, plus any applicable sales load. The Fund may accept both initial and additional applications by investors to purchase Shares at such times as the Fund may determine, subject, in the case of investors purchasing Shares with cash, to the receipt of cleared funds on or prior to the third business day prior to the relevant subscription date (or such other acceptance date set by the Fund and notified to prospective Shareholders prior to a subscription date). Investors may also purchase Shares by exchanging securities of Portfolio Companies for Shares, as discussed below.

Each investor purchasing Shares must submit a completed application to the selling agent before the applicable purchase date. The Fund has the sole right to accept applications for Shares and reserves the right to reject in its complete and absolute discretion any application for Shares in whole or in part. The Fund also reserves the right to suspend sales of Shares at any time.

The Fund has entered into a distribution agreement (the “Distribution Agreement”) with Foreside Fund Services, LLC (the “Distributor”) to act as the distributor for the sale of Shares. The Distributor serves in such capacity on a best efforts basis. The Distributor may enter into related selling group agreements with various broker-dealers to assist in the distribution of Shares.  Shares are available to investors investing through broker-dealers or other financial intermediaries (collectively, “Financial Intermediaries”) where such Financial Intermediary has agreed to provide certain administrative services to assist in the distribution of Shares.

Exchange Feature
The Fund provides the opportunity for holders of securities in Portfolio Companies to acquire Shares of the Fund in exchange for such securities. This exchange mechanism provides such holders the ability to diversify their portfolios, and provides the Fund an additional way to source shares in Portfolio Companies.

Each exchange of Portfolio Company shares for Fund Shares is subject to approval by the Board of Trustees, upon recommendation by the Investment Adviser. The terms of each exchange must be approved by the Board of Trustees, including a majority of Independent Trustees. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges.

The Investment Adviser shall determine the valuation of such securities and the number of Shares for which such securities may be exchanged. The value of shares of Portfolio Companies to be exchanged by prospective investors for Shares will be determined by the parties, taking factors into account such as the recent trading prices of such shares on alternative trading systems and other private secondary markets, financial results of such Portfolio Company (when available), research reports and other diligence materials, and the fair market value of such security as determined under the Fund’s valuation policies and procedures to the extent such security is already a part of the Fund’s portfolio.

Such exchanges would result in a taxable event for the exchanging shareholder with a taxable capital gain in the amount of the difference between such shareholder’s basis in the exchanged shares and the fair market value of the Shares received in the exchange. The Investment Adviser will not receive any fee, payment, commission, or other financial incentive of any type (“Payments”) in connection with the exchange by the exchanging shareholder of Portfolio Company shares for Fund Shares, nor will such exchanges be subject to a sales load.

Quarterly Repurchases of Shares
The Fund is an interval fund and, as such, has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act. Each quarterly repurchase offer will be for 5% of the Shares outstanding at NAV, unless such offer is suspended or postponed in accordance with regulatory requirements, or otherwise by the Board of Trustees (including a majority of Independent Trustees in accordance with Rule 23c-3 of the 1940 Act), as described herein. There is no guarantee that Shareholders will be able to sell all of the Shares they desire in a quarterly repurchase offer, although each Shareholder will have the right to require the Fund to purchase up to and including 5% of such Shareholder’s Shares in each quarterly repurchase. Limited liquidity will be provided to Shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requirements. See “Quarterly Repurchases of Shares.”

Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.  Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investor should invest in the Fund only money that it can afford to lose, and it should not invest in the Fund money to which it will need access in the short-term or on a frequent basis. In addition, all investors should be aware of how the Fund’s investment strategies fit into their overall investment strategy because the Fund is not designed to be, by itself, a well-balanced investment for a particular investor.

The Fund should be considered to be an illiquid investment. Investors will not be able to redeem Shares on a daily basis because the Fund is a closed-end fund operating as an interval fund. The Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares, nor does the Fund expect a secondary market in the Shares to develop. However, limited liquidity may be available through the quarterly repurchase offers described in this Prospectus.

Dividends
Following the disposition by the Fund of securities of Portfolio Companies, the Fund will make cash distributions of the net profits, if any, to Shareholders (subject to the dividend reinvestment policy, as described below) once each fiscal year at such time as the Board of Trustees determines in its sole discretion (or twice in a fiscal year at such times determined by the Board of Trustees, if necessary for the Fund to maintain its status as a RIC (as defined below) and in accordance with the 1940 Act). The Fund will establish reasonable cash reserves to meet Fund obligations prior to making distributions.  See “Distributions” and “U.S. Federal Income Tax Considerations.”

Dividend Reinvestment Policy
The Fund provides distribution options for its Shareholders.  Under these options, if the Fund declares a distribution, then a Shareholder’s distribution will be automatically reinvested in additional Shares unless the Shareholder has specifically elected in its application (or otherwise) to receive cash. Pursuant to the dividend reinvestment policy, a Shareholder will receive additional Shares, including fractions of Shares, at a price equal to the NAV per Share on the date of distribution. The automatic reinvestment of distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “U.S. Federal Income Tax Considerations.”

Taxes
The Fund has elected to be classified as an association taxable as a corporation for U.S. federal tax purposes.  The Fund also (i) has elected to be treated as, and (ii) intends to operate in a manner so as to continue to qualify as, a “regulated investment company” (a “RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will pay no U.S. federal income tax on the earnings or capital gains it timely distributes to Shareholders. This avoids a “double tax” on distributed earnings normally incurred by taxable investors in regular “C corporations.”  Holders of Shares normally will be taxed on their Fund distributions (unless their Shares are held in a retirement account that permits tax deferral or the holder is otherwise exempt from U.S. federal income tax). Tax-exempt U.S. investors generally will not incur unrelated business taxable income with respect to an investment in Shares if they do not borrow to make the investment. The Fund’s tax reporting to Shareholders are made on IRS Forms 1099.  See “U.S. Federal Income Tax Considerations.”

The Fund Administrator
UMB Fund Services, Inc. (“UMB Fund Services”) serves as the administrator of the Fund (the “Fund Administrator”). The Fund compensates the Fund Administrator for providing administrative services to the Fund. The Fund Administrator is responsible for matters pertaining to the administration of the Fund, including, but not limited to, the following:  (i) preparing and maintaining the financial and accounting records and statements of the Fund; (ii) arranging for the provision of accounting, clerical and administrative services; (iii) coordinating communications of the Board of Trustees; (iv) monitoring the Fund’s compliance with regulations to which it is subject; (v) maintaining records of the Fund; and (vi) providing the coordination and processing of all repurchase offers.  See “Management of the Fund.”

The Custodian
UMB Bank National Association (“UMB Bank”) serves as the custodian of the Fund (the “Custodian”). The Fund compensates the Custodian for providing custody services to the Fund.  See “Management of the Fund.”

The Chief Compliance Officer
Foreside Fund Officer Services, LLC (“Foreside Services”) provides to the Fund the services of Julie Walsh as the Chief Compliance Officer of the Fund. The Fund compensates Foreside Services for providing such compliance officer services to the Fund.  See “Management of the Fund.”

The Transfer Agent
UMB Fund Services serves as the transfer agent of the Fund (the “Transfer Agent”). Any successor Transfer Agent shall be appointed by the Fund. The Fund compensates the Transfer Agent for providing transfer agent services to the Fund.  See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses
Maximum Sales Charge (Load) (as a percentage of the offering price)(1)	5.75%
Maximum Sales Charge on Reinvested Dividends	None
Repurchase Fee on Shares Repurchased Within 365 Days of Purchase (as a percentage of proceeds) (2)	0.00%
Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fees(3)	1.90%
Shareholder Services Fee	0.25%
Other Expenses(4)	1.97%
Total Annual Expenses	4.12%
Less Fee Reduction and Expense Reimbursement(5)	(1.62)%
Net Annual Expenses(5)	2.50%

The table above summarizes the expenses of the Fund and is intended to assist Shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure above relates to a percentage of the Fund’s average NAV at month-end over the course of a year.

(1)	Investments are subject to a sales load assessed at a rate of between 5.75% and 0.00% depending upon the amount invested. The following sales charges apply to your purchases of Shares of the Fund:

Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $50,000	5.75%	6.10%	5.00%
$50,000 to $99,999	4.75%	4.99%	4.00%
$100,000 to $249,999	3.75%	3.90%	3.25%
$250,000 to $499,999	2.50%	2.56%	2.00%
$500,000 to $999,999	2.00%	2.04%	1.75%
$1,000,000 and above	0.00%	0.00%	0.00%

Investment by an exchange of Portfolio Company shares for Fund Shares by an investor will not be subject to a sales load.

(2)	The Fund’s Board of Trustees has determined to waive the Fund’s Repurchase Fee assessed on Shareholders who choose to participate in the Fund’s repurchase offers. This waiver will remain in effect indefinitely, unless and until the Board approves its modification or termination. This waiver may be terminated only by the Fund's Board of Trustees at any time. Absent such a waiver, a Shareholder who chooses to participate in the Fund’s repurchase offers would incur a repurchase fee equal to 2.00% of the value of the Shares the Fund repurchases from them for Shares held less than 365 days. See “Repurchase Fee.”

(3)	The Fund will pay to the Investment Adviser a quarterly Advisory Fee. The Advisory Fee shall accrue daily at an annual rate equal to 1.90% of the average daily calculated NAV of the Fund, and shall be paid quarterly in arrears. See “Fees and Expenses.”

(4)	Reflects the gross amount of all expected ordinary operating expenses of the Fund other than brokerage commissions, any extraordinary expenses of the Fund, and the Advisory Fee, is based on good faith estimated amounts for the current fiscal year and assumes an average of approximately $68,684,132 (representing the approximate average net assets for March 2016) of assets under management.

(5)	The Investment Adviser has entered into a written Expense Limitation Agreement under which it has agreed to limit the total expenses of the Fund, including organizational expenses (but excluding interest, taxes, other expenditures which are capitalized in accordance with generally accepted accounting principles, brokerage commissions, and extraordinary expenses such as litigation and indemnification expenses) to an annual rate of 2.50% of the average NAV of the Fund until May 1, 2017, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees. The Investment Adviser may recoup from the Fund fees previously reduced or expenses previously reimbursed by the Investment Adviser with respect to the Fund pursuant to the Expense Limitation Agreement if such reimbursement does not cause the Fund to exceed the Expense Limitation and the reimbursement is made within three years after the year in which the Investment Adviser reduced the fee or incurred the expense. See “Fees and Expenses.”

The following hypothetical example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.  The example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. This example also assumes that all distributions are reinvested at NAV and that the percentage amounts listed under Net Annual Expenses remain the same in the years shown.  The tables and the assumption in the hypothetical example of a 5% annual return are required by regulations of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.  See “Fees and Expenses” for a more complete description of the Fund’s costs and expenses.

The following example should not be considered a representation of past or future expenses because actual expenses may be greater or less than those shown.

Example

You would pay the following net expenses based on a $1,000 investment, assuming a 5% annual return	1 YEAR	3 YEARS	5 YEARS	10 YEARS
	$81	$162	$243	$454

This Example assumes the application of the 2.50% expense ratio for the first year, with all fees and expenses assumed to have been accrued on a daily basis, reducing the NAV per Share. The Example also includes an assumed sales load on the investor’s investment of 5.75%. The Example assumes that the Expense Limitation Agreement is not renewed after May 1, 2017 and that rates applied for years 3, 5 and 10 reduce annual expenses to reflect the completion of organization expense amortization.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance.  The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s 2015 Annual Report. To request the Fund’s 2015 Annual Report, please call (800) 834-8707.

	Year ended December 31, 2015(a)		Year ended December 31, 2014*(a)		Period ended December 31, 2013**
Per share operating performance
Net asset value, beginning of year	$24.56		$20.00		$20.00

Change in net assets from operations:
Net investment income (loss)	(0.38)		(0.24)		—
Net realized and unrealized gain on investments	1.30		4.80		—
Total change in net assets from operations	0.92		4.56		—

Distributions:
From net investment income	—		—		—
From net realized gain on investments	—		—		—
Total distributions	—		—		—
Net increase in net asset value	0.92		4.56		—
Net asset value, end of year	$25.48		$24.56		$20.00

Total return	3.75%		22.80	%(b)	—	%(b)

Ratios and Supplemental Data
Net assets, end of year (in thousands)	$67,580		$19,156		$100
Ratio of net expenses to average net assets	2.50	%(c)	2.49	%(d)	—	%(e)
Ratio of gross expenses before reimbursement to average net assets	4.47%		18.45%		680.12	%(e)
Ratio of net investment income(loss) to average net assets	(2.01)%		(2.49)%		—	%(e)
Portfolio turnover	4.45%		2.40	%(b)	—	%(b)

(*)	The Fund’s inception date was March 25, 2014. Prior to March 25, 2014, the Fund had been inactive except for matters related to the Fund’s establishment, designation and planned registration.
(**)	The date of initial share purchase by the Investment Adviser was July 30, 2013.
(a)	Redemption fees consisted of per share amounts of less than $0.01. Redemption fees were discontinued in conjunction with the prospectus renewal effective April 30, 2015.
(b)	Not annualized for periods less than one year.
(c)	The ratio of net expenses are the result of $993,070 in contractual waivers and reimbursements representing (1.97) %. Please see note 4 in the Notes to the Financial Statements for additional information.
(d)	The ratio of net expenses are the combined result of $1,208,322 in contractual waivers and reimbursements representing (15.95)% and $575 in voluntary reimbursements representing (0.01)%. Please see note 4 in the Notes to the Financial Statements for additional information.
(e)	Annualized for period less than one year, with the exception of non-recurring organizational costs.

USE OF PROCEEDS

Net proceeds of the Fund’s continuous offering, after payment of any sales loads, will be invested in accordance with the Fund’s investment objective and principal strategies as soon as practicable after receipt thereof, subject to the Investment Adviser’s ability to identify and acquire the securities of Portfolio Companies. Pending the investment of the proceeds of the continuous offering pursuant to the Fund’s investment policies, a portion of such proceeds not invested in accordance with the Fund’s investment objective may be invested by the Fund in short-term, high-quality debt securities, money market funds or other cash equivalents, and any cash balance will be held by the Fund’s Custodian. Any cash balance in such account, including any interest earned, will be held by the Custodian to be invested pursuant to the Fund’s investment policies. Such custodial accounts shall be the property of the Fund and held for the benefit of all Shareholders of the Fund, and any interest accrued in such custodial account will be for the benefit of all Shareholders and not any particular Shareholder. In addition, the Fund may maintain a portion of the proceeds of the continuous offering in cash with the Custodian to meet operational needs (including liquidity reserves necessary to comply with the 1940 Act provisions regarding interval funds and periodic repurchase offers) or during any period in which the Investment Adviser determines, in its sole discretion, that investment of the Fund’s assets in Portfolio Companies is not in the best interests of the Fund.

THE FUND

The Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that operates as an “interval fund”, and which invests substantially all of its investable assets in Portfolio Companies. The Fund was established as a limited liability company under the laws of the State of Delaware on August 20, 2012 and converted into a Delaware statutory trust on March 22, 2013. The Fund’s office is located at 1370 Willow Road, Floor 2, Menlo Park, CA 94025.  The Fund’s Prospectus is available upon request and without charge on the Fund’s website (http://www.sharespost100fund.com) or by writing to the Investment Adviser at 1370 Willow Road, Floor 2, Menlo Park, CA 94025.  The telephone number of the Fund is (800) 834-8707.

INVESTMENT OBJECTIVE, STRATEGIES, METHODOLOGY AND POLICIES

The Fund’s investment objective is capital appreciation, which is a fundamental policy of the Fund. The Fund seeks to achieve its investment objective by investing in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating, late-stage, growth companies. The Fund invests in operating businesses and not pooled investment vehicles, funds of funds, or hedge funds. The Investment Adviser’s primary strategy is to invest in companies selected by the Investment Adviser for the SharesPost 100 and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. It is part of the Fund’s investment strategy not to sell securities of Portfolio Companies prior to any such liquidity event. This investment strategy is generally referred to as “Buy and Hold”. If the Investment Adviser removes a Portfolio Company from the SharesPost 100, the Fund will hold the securities of such Portfolio Company until a liquidity event occurs with respect thereto (but subject to the SharesPost 80% Investment Policy), and is not obligated by the 1940 Act to do otherwise. Notwithstanding the foregoing, other than in connection with a liquidity event of a Portfolio Company, the Fund will sell Portfolio Company securities only if and to the extent (i) the Board of Trustees determines it is necessary to (A) fund quarterly repurchases of Fund Shares, or (B) comply with the SharesPost 100 80% Investment Policy, or (ii) in the judgment of the Investment Adviser, it is necessary to further the best interests of Shareholders.

As discussed above, the Fund invests primarily in equity securities of Portfolio Companies, which consists of shares of either common or a series of preferred stock of such company or convertible debt issued by such company which is convertible into shares of common or a series of preferred stock of such company (and references to “equity securities” throughout this Prospectus includes such equity-linked convertible notes). The Fund expects that most of its investments will be made in U.S. domestic Portfolio Companies, but it is not prohibited from investing in foreign Portfolio Companies. The Fund makes investments in the securities of Portfolio Companies the Fund reasonably believes it can readily fair value. We expect that our holdings of equity securities may require several years to appreciate in value, and we can offer no assurance that such appreciation will occur. Due to the illiquid nature of most of our investments and transfer restrictions that equity securities are typically subject to, we may not be able to sell these securities at times when we deem it necessary to do so (e.g., to fund quarterly repurchases of Shares or regain compliance with the SharesPost 100 80% Investment Policy), or at all. The equity securities in which we invest will often be subject to drag-along rights, which permit a majority stockholder in the company to force minority stockholders to join a company sale (which may be at a price per share lower than our cost basis). In addition, we will often be subject to lock-up provisions that prohibit us from selling our equity investments into the public market for specified periods of time after IPOs of the Portfolio Company, typically 180 days. As a result, the market price of securities that we hold may decline substantially before we are able to sell these securities following an IPO.  For a complete discussion of the risks involved with our investments, please read the section entitled “Risk Factors”.

The SharesPost 100 is a list of 100 private, operating, late-stage, growth companies, primarily in the technology sectors, selected and maintained by the Investment Adviser according to several criteria, including revenue growth, market potential, product stage, management team, investor composition and level of financing and trading activity on alternative trading systems and other private secondary markets. The Investment Adviser reviews, and if it determines necessary, adjusts, the composition of the SharesPost 100 on a quarterly basis. Affiliates of the Investment Adviser may provide information (at no cost) to the Investment Adviser to assist in its quarterly analysis, but in no way will such affiliates participate or have determinative influence in the selection of SharesPost 100 companies. The SharesPost 100 may also include formerly private companies that have consummated an initial public offering for so long as the Investment Adviser deems appropriate.

Each investment of the Fund is subject to the Investment Adviser’s review. The criteria described above, together with the availability of the securities and their applicability for inclusion in the Fund’s portfolio, taking into account the Fund’s overall portfolio composition and other salient investment factors, will guide the Investment Adviser’s decision to purchase a security on behalf of the Fund. The Fund may invest in the securities of issuers other than those included in the SharesPost 100, subject to the SharesPost 100 80% Investment Policy. In some cases, the Investment Adviser may determine that investing in one or more of the companies on the SharesPost 100 would not be in the best interests of the Fund. In addition, the Fund does not expect to engage in significant selling activity in Portfolio Company shares other than (i) upon or subsequent to a liquidity event of a Portfolio Company, such as an IPO or a merger or acquisition transaction, or (ii) within a reasonably practicable time period after a particular Portfolio Company is removed from the SharesPost 100 to the extent necessary to comply with the SharesPost 100 80% Investment Policy.

Notwithstanding the foregoing, the Fund does not anticipate needing to sell a Portfolio Company’s securities prior to the occurrence of a liquidity event (i.e., IPO, merger or acquisition transaction) with respect to such Portfolio Company. It is also important to note that, while the Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in companies in the SharesPost 100, the Fund is not obligated to purchase securities of all of the companies on the SharesPost 100.

The Fund generally invests in Portfolio Companies through secondary purchases and exchanges from selling shareholders of such companies, but under certain circumstances may, in the discretion of the Investment Adviser, purchase securities of such Portfolio Companies directly from such companies. The Fund will not accept any securities of Portfolio Companies through either secondary purchases or exchanges during any “restricted period” under the SEC’s Regulation M if either (1) the Fund or any affiliate thereof is a “selling security holder” in a “distribution” of such securities or (2) the Fund or any affiliate thereof is a “distribution participant” in a “distribution” of such securities (as such terms are defined under Regulation M). Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges, and Share exchanges will not be subject to sales loads. The potential exchange by the Fund of Fund Shares for private company shares of a prospective investor will be made only to the extent that the Fund is able to do so in accordance with Regulation M.

In reviewing potential investments for the Fund, the Investment Adviser utilizes, among other publicly available sources, the information and research available on premium databases and regulatory filings of issuers. The Investment Adviser, wherever possible, interfaces with the management of companies targeted for investment and reviews their past and expected financial performance.

The Investment Adviser connects with sellers of shares through alternative trading systems and other secondary private markets. The Investment Adviser also acquires shares of targeted companies on attractive terms through the Fund’s exchange mechanism, whereby holders of such shares can exchange them directly with the Fund for Shares in the Fund at the end of each fiscal quarter. The Investment Adviser will not receive any fee, payment, commission, or other financial incentive of any type in connection with the exchange by an investor of Portfolio Company shares for Fund Shares. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges, and Share exchanges are not subject to sales loads.

To the extent any affiliate of the Investment Adviser or the Fund (“Affiliated Broker”) receives any fee, payment, commission, or other financial incentive of any type (“Broker Fees”) in connection with the purchase and sale of securities by the Fund, such Broker Fees will be subject to policies and procedures adopted by the Board of Trustees pursuant to Section 17(e) and Rule 17e-1 of the 1940 Act.  These policies and procedures include quarterly review by the Board of Trustees of any such payments.  Among other things, Section 17(e) and those procedures provide that, when acting as broker for the Fund in connection with the purchase or sale of securities to or by the Fund, an affiliated broker may not receive any compensation exceeding the following limits: (1) if the transaction is effected on a securities exchange, the compensation may not exceed the “usual and customary broker's commission” (as defined in Rule 17e-1 under the 1940 Act); (2) in the case of the purchase of securities by the Fund in connection with a secondary distribution, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for transactions otherwise effected cannot exceed 1% of the purchase or sale price. Rule 17e-1 defines a “usual and customary broker's commission” as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. The Fund has adopted a policy that it will not utilize the services of Affiliated Brokers (although Affiliated Brokers may be engaged by sellers or buyers in transactions opposite the Fund). Notwithstanding the foregoing, no Affiliated Broker will receive any undisclosed fees from the Fund in connection with any transaction involving the Fund and such Affiliated Broker, and to the extent any transactions involving the Fund are effected by an Affiliated Broker, such Affiliated Broker’s Broker Fees for such transactions shall be limited in accordance with Section 17(e)(2) of the 1940 Act and the Fund’s policies and procedures concerning Affiliated Brokers.

The Fund intends and expects to hold less than 5% of the outstanding voting securities of any particular Portfolio Company, but to the extent it holds 5% or more of the outstanding voting securities of a particular Portfolio Company, the Fund will comply in all respects with the limitations on affiliate transactions contained in Section 17 of the 1940 Act, and the rules promulgated thereunder. In addition, the Fund has implemented certain written policies and procedures to ensure that the Fund does not engage in any transactions with any prohibited affiliates.

The SharesPost 100 should not be viewed as an index, but a selection of issuers in which the Fund seeks to make investments. The Fund’s performance will therefore not necessarily replicate the performance of any particular composite measurement of the stock performance of some or all issuers included in the SharesPost 100.

The Investment Adviser expects that at least 85% of the Fund’s equity investments (measured in respect of the value of the Fund’s assets, not in the number of Portfolio Companies) will be among the companies included in the SharesPost 100, and the Fund has adopted a non-fundamental policy (the “SharesPost 100 80% Investment Policy”) to invest, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in companies in the SharesPost 100. The Fund monitors its portfolio to ensure compliance with the SharesPost 100 80% Investment Policy. The Fund will notify investors of any proposed change in such policy at least 60 days in advance of such change in accordance with the 1940 Act. The SAI contains a list of the fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

The inclusion of the number “100” in the Fund’s name is intended only to reflect the Fund’s primary investment program (i.e., to invest in securities of companies listed on the SharesPost 100). The Fund’s ability to implement this investment strategy is subject to the ability of the Fund’s Investment Adviser to identify and acquire the securities of Portfolio Companies on acceptable terms. The Fund is a “non-diversified” investment company, and, as such, the Fund may invest a greater percentage of its assets in the securities of a single issuer than investment companies that are “diversified.” See “Risk Factors.”

There may be reasons why a particular SharesPost 100 issuer is not included in the Fund’s portfolio, including, without limitation: limited availability of shares for purchase, and the Investment Adviser’s analysis of the appropriateness of particular securities of SharesPost 100 issuers as investments for the Fund. The Fund may invest in the securities of issuers other than those included in the SharesPost 100, subject to the SharesPost 100 80% Investment Policy.

The Fund has a Fundamental Concentration Policy that it will not make an investment if such investment would result in 25% or more of the Fund’s total assets being invested in companies in any one particular “industry or group of industries”, as that phrase is used in the 1940 Act, and as interpreted, modified or otherwise permitted by a regulatory authority having jurisdiction, from time to time. The Fund’s Fundamental Concentration Policy does not preclude it from focusing investments in issuers in related fields, and the Fund expects that most of the Portfolio Companies may (i) be in either internet-, mobile-, social media-, or other technology-related fields, or (ii) utilize developing technology in providing their products and services. The Fund may also have significant holdings in cash and cash equivalents, generally at least 5%.

There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses. Subject to the provisions of the 1940 Act, the Fund’s investment strategies may be changed by the Board of Trustees without the vote of a majority of the Fund’s outstanding voting securities. Notice will be provided to Shareholders of the Fund prior to any such change in accordance with the 1940 Act.

The Fund May Change Its Investment Strategies, Policies, Restrictions, and Techniques

Except as otherwise indicated and subject to the provisions of the 1940 Act, the Fund may change any of its policies, restrictions, strategies, and techniques if the Board of Trustees believes doing so is in the best interests of the Fund and the Shareholders; provided that the investment objective of achieving capital appreciation may not be changed without a Shareholder vote with respect to other fundamental policies as described below.

The Fund’s stated fundamental policies may not be changed without a majority vote of the Shareholders, which means the lesser of: (i) 67% of the Shares present at a meeting at which holders of more than 50% of the outstanding Shares are present in person or by proxy; or (ii) more than 50% of the outstanding Shares.  Within the limits of the Fund’s fundamental policies, the Fund’s management has reserved freedom of action.

Illiquid Securities.  The Fund invests in illiquid securities, including restricted securities (i.e., securities not readily marketable without registration under the Securities Act) and other securities that are not readily marketable.  These may include restricted securities that can be offered and sold only to “qualified institutional buyers” under Rule 144A of the Securities Act.  There is no limit to the percentage of the Fund’s net assets that may be invested in illiquid securities.  The Board of Trustees or its delegate may determine that securities issued pursuant to Rule 144A under the Securities Act are marketable under procedures approved by the Board of Trustees.

RISK FACTORS

Prospective investors should consider the following factors in determining whether an investment in the Fund is suitable for them.  However, the following section does not set forth all risks applicable to the Fund and prospective investors should read this entire Prospectus prior to investing in the Fund.  The following discussion of risk factors does not purport to be an exhaustive list or a complete explanation of all of the risks involved in an investment in the Fund.  An investment in the Fund should only be made after consultation with independent qualified sources of investment and tax advice.

The past results of Portfolio Companies selected for investment by the Fund are not necessarily indicative of future performance.  No assurance can be made that profits will be achieved or that substantial losses will not be incurred.  The Fund is not a complete investment program and should represent only a portion of an investor’s portfolio management strategy.

Risks Related To Our Investments

Our investments in Portfolio Companies may be extremely risky and we could lose all or part of our investments.

Investment in Portfolio Companies involves a number of significant risks, including:

•	these Portfolio Companies may have limited financial resources and may be unable to meet their obligations with their existing working capital, which may lead to equity financings, possibly at discounted valuations, in which our holdings could be substantially diluted if we do not or cannot participate, bankruptcy or liquidation and the reduction or loss of our investment;

•	these Portfolio Companies typically have limited operating histories, less established and comprehensive product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions, market conditions and consumer sentiment in respect of their products or services, as well as general economic downturns;

•	because Portfolio Companies are privately owned, there is usually little publicly available information about these businesses; therefore, although the Investment Adviser and its agents perform due diligence on these Portfolio Companies, their operations and their prospects, including review of independent research reports and market valuations of securities of such companies on alternative trading systems and other private secondary markets, we may not be able to obtain all of the material information that would be generally available for public company investments, including financial or other information regarding the Portfolio Companies in which we invest. Furthermore, there can be no assurance that the information that we do obtain with respect to any investment is reliable. The Fund will invest in Portfolio Companies for which financial information is not available if the Investment Adviser determines, based on the results of its due diligence review, that such investment is in the best interests of the Fund and its Shareholders;

•	Portfolio Companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on a Portfolio Company and, in turn, on us; and

•	Portfolio Companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the fair market value of our investments, which could adversely affect the determination of our NAV.

Our portfolio investments are generally not in publicly traded securities (unless one of our Portfolio Companies goes public and then only to the extent we have not yet liquidated our securities holdings therein). Under the 1940 Act, for our investments for which there are no readily available market quotations, including securities available on alternative trading systems and other private secondary markets, we value such securities at fair value daily as determined in good faith by our Investment Adviser under consistently applied policies and procedures approved by the Board of Trustees in accordance with generally accepted accounting principles (“GAAP”). In connection with that determination, members of our Investment Adviser’s portfolio management team prepare Portfolio Company valuations using the most recent Portfolio Company financial statements and forecasts, if available. The Investment Adviser may utilize the services of an independent valuation firm, which, if engaged, may prepare or review valuations for all or some of our portfolio investments that are not publicly traded or for which we do not have readily available market quotations. However, the Board of Trustees retains ultimate authority as to the appropriate valuation of each such investment. The types of factors that the Investment Adviser will take into account in providing its fair value recommendation to the Board of Trustees with respect to such Portfolio Company valuation will include, as relevant and, to the extent available, the Portfolio Company’s earnings, the markets in which the Portfolio Company does business, comparison to valuations of publicly traded companies in the Portfolio Company’s industry, comparisons to recent sales of comparable companies, the discounted value of the cash flows of the Portfolio Company and other relevant factors. It is difficult to obtain financial and other information with respect to private companies, and even where we are able to obtain such information, there can be no assurance that it is complete or accurate. Because such valuations are inherently uncertain and may be based on estimates, our determinations of fair market value may differ materially from the values that would be assessed if a readily available market for these securities existed. Due to this uncertainty, our fair market value determinations with respect to any non-publicly traded Portfolio Company investment we hold may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize on one or more of our investments. As a result, investors purchasing our Shares based on an overstated NAV would pay a higher price than the value of our investments might warrant. Conversely, investors redeeming Shares during a period in which the NAV understates the value of our investments will receive a lower price for their Shares than the value of our investments might warrant.

We may not realize gains from our investments, may be compelled to liquidate our investments at a loss as a result of actions of majority shareholders and, because certain of our Portfolio Companies may incur substantial debt to finance their operations, we may experience a complete loss on our investment in the event of a bankruptcy or liquidation of any of our Portfolio Companies.

We invest principally in the equity securities (common and/or preferred stock, or equity-linked securities convertible into such equity securities) of private companies primarily comprising the SharesPost 100. However, the securities we acquire may not appreciate in value and, in fact, may decline in value. In addition, the private company securities we acquire (or into which they are convertible) are often subject to drag-along rights. Drag-along rights are rights granted to a majority stockholder in a particular company that enables such shareholder to force minority stockholders to join in the sale of a company on the same price, terms, and conditions as any other seller in the sale. Such drag-along rights could permit other stockholders, under certain circumstances, to force us to liquidate our position in a Portfolio Company at a specified price, which could be, in our opinion, inadequate or undesirable or even below our cost basis. In this event, we could realize a loss or fail to realize gain in an amount that we deem appropriate on our investment. Further, capital market volatility and the overall market environment may preclude our Portfolio Companies from realizing liquidity events and impede our exit from these investments. Accordingly, we may not be able to realize gains from our investments, and any gains that we do realize on the disposition of any investments may not be sufficient to offset any other losses we experience. We will generally have little, if any, control over the timing of any gains we may realize from our investments. In addition, the Portfolio Companies in which we invest may have substantial debt loads. In such cases, we would typically be last in line behind any creditors in a bankruptcy or liquidation, and would likely experience a complete loss on our investment.

The lack of liquidity in, and potentially extended holding period of, many of our investments may adversely affect our business, and will delay any distributions of any gains.

Our investments are generally in non-publicly traded securities (unless one of our Portfolio Companies goes public and then only to the extent we have not yet liquidated our securities holdings therein). Although we expect that most of our equity investments will trade on private secondary marketplaces, certain of the securities we hold may be subject to legal and other restrictions on resale or may otherwise be less liquid than publicly traded securities. In addition, while some Portfolio Companies may trade on private secondary marketplaces, we can provide no assurance that such a trading market will continue or remain active, or that we will be able to sell our position in any Portfolio Company at the time we desire to do so and at the price we anticipate. The illiquidity of our investments, including those that are traded on private secondary marketplaces, may make it difficult for us to sell such investments if the need arises (e.g., to fund quarterly repurchases of Shares or regain compliance with the SharesPost 100 80% Investment Policy). Also, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the carrying value of our investments. We have no limitation on the portion of our portfolio that may be invested in illiquid securities, and a substantial portion or all of our portfolio may be invested in such illiquid securities from time to time.

In addition, because we deploy our capital to invest primarily in equity securities of private companies (or equity-linked securities convertible into such equity securities), we do not expect realization events, if any, to occur in the near term with respect to the majority of our Portfolio Companies. We expect that our holdings of securities may require several years to appreciate in value, and we can offer no assurance that such appreciation will occur. Even if such appreciation does occur, it is likely that purchasers of our Shares could wait for an extended period of time before any appreciation or sale of our investments, and any attendant distributions of gains, may be realized.

Our portfolio may be focused on a limited number of Portfolio Companies, subject to our Fundamental Concentration Policy, which will subject us to a risk of significant loss if the business or market position of these companies deteriorates or their particular industries experience a market downturn.

To the extent we limit our number of investments, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Beyond our income tax asset diversification requirements and our Fundamental Concentration Policy (which prohibits the Fund from investing 25% or more of its total assets in a particular industry or group of industries), we do not have fixed guidelines for diversification, and our investments could be focused on relatively few issuers.  As a result, a downturn in any particular industry in which a significant number of our Portfolio Companies operate could materially adversely affect us.

The Fund is classified as a “non-diversified” investment company under the 1940 Act, which means we are not limited by the 1940 Act in the proportion of our assets that may be invested in the securities of a single Portfolio Company. However, we intend to conduct our operations so as to continue to qualify as a RIC for purposes of the Code (including by meeting the applicable diversification requirements under the Code), which generally relieves the Fund of any liability for U.S. federal income tax to the extent our earnings are distributed to stockholders. See “U.S. Federal Income Tax Considerations.” Because we, as a non-diversified investment company, may invest in a smaller number of individual Portfolio Companies than a diversified investment company, an investment in the Fund presents greater risk to you than an investment in a diversified investment company.

Technology-related sectors in which we invest are subject to many risks, including volatility, intense competition, decreasing life cycles, product obsolescence, changing consumer preferences and periodic downturns.

Given the experience of our Investment Adviser’s senior investment professionals within the technology space and considering the type of companies comprising the SharesPost 100, we expect that a number of the Portfolio Companies in which we invest will operate in technology-related sectors. The revenues, income (or losses) and valuations of technology-related companies can and often do fluctuate suddenly and dramatically. In addition, because of rapid technological change, the average selling prices of products and some services provided by technology-related sectors have historically decreased over their productive lives. As a result, the average selling prices of products and services offered by our Portfolio Companies that operate in technology-related sectors may decrease over time, which could adversely affect their operating results and, correspondingly, the value of any equity securities that we may hold. This could, in turn, materially adversely affect our business, financial condition and results of operations.

Because we will generally not hold controlling equity interests in our Portfolio Companies, we will likely not be in a position to exercise control over our Portfolio Companies or to prevent decisions by substantial shareholders or management of our Portfolio Companies that could decrease the value of our investments.

We have not, do not intend to, nor do we anticipate that we will, take controlling equity positions in our Portfolio Companies. As a result, we will be subject to the risk that a Portfolio Company may make business decisions with which we disagree, and the stockholders and management of a Portfolio Company may take risks or otherwise act in ways that are adverse to our interests. In addition, other shareholders, such as venture capital and private equity sponsors, that have substantial investments in our Portfolio Companies may have interests that differ from that of the Portfolio Company or its minority shareholders, which may lead them to take actions that could materially and adversely affect the value of our investment in the Portfolio Company. Due to the lack of liquidity for the equity investments that we will typically hold in our Portfolio Companies, we may not be able to dispose of our investments in the event we disagree with the actions of a Portfolio Company or its substantial shareholders, and may therefore suffer a decrease in the value of our investments.

Investments in foreign companies may involve significant risks in addition to the risks inherent in U.S. investments.

While we intend to invest primarily in U.S. companies, we may invest on an opportunistic basis in certain non-U.S. companies, including those located in emerging markets, that otherwise meet our investment criteria. Investing in foreign companies, and particularly those in emerging markets, may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes (including withholding taxes) at potentially confiscatory levels, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we may have difficulty enforcing our rights as equity holders in foreign jurisdictions. In addition, to the extent we invest in non-U.S. companies, we may face greater exposure to foreign economic developments.

Although we expect that most of our investments will be U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Exchanges of shares in Portfolio Companies for Shares of the Fund may create investment and economic challenges for the Fund.

When an owner of shares of a Portfolio Company exchanges their shares for Shares of the Fund, it is possible that such owner, if they are actively involved in the Portfolio Company, will have more information about that company than the Investment Adviser.  In valuing such shares for purposes of the exchange, the Investment Adviser will analyze all information available about the company, including data concerning any secondary trading activity in shares of the company, but there can be no assurance that the Investment Adviser will have access to all information that might have a bearing on the appropriate value of the shares for purposes of the exchange. We do not expect that owners of Portfolio Company shares will engage in an exchange transaction for the purpose of achieving liquidity for such shares through our repurchase program, because there are faster and more direct means for such shareholders to achieve liquidity, including selling such shares directly to the Fund or another purchaser for cash.

Adverse market conditions may have a material adverse impact on the Fund’s Portfolio Companies and the Fund’s returns.

Turbulence in the financial markets and reduced liquidity in equity, credit and fixed-income markets may negatively affect issuers worldwide, which could have an adverse effect on the Fund. Following the financial crisis that began in 2007, the Federal Reserve has attempted to stabilize the U.S. economy and support the U.S. economic recovery by keeping the federal funds rate at or near zero percent. When the Federal Reserve raises the federal funds rate, there is a risk that interest rates across the U.S. financial system will rise, which may adversely affect the financial resources of Portfolio Companies, which could, in turn, have an adverse effect on the Fund’s returns. These policy changes may expose markets to heightened volatility and may reduce liquidity even further for certain Fund investments, causing the value of the Fund’s investments and performance to decline.

Risks Relating to Our Business and Structure

We are reliant on specific personnel to implement our investment program.

We are reliant on Sven Weber, our President and one of our Trustees and Managing Director of the Investment Adviser, for implementation of our investment program until such time as the Fund builds out a larger investment team. His absence or departure, for any reason, would require the Investment Adviser to replace him with other qualified personnel, which could have an adverse impact on our investment program. The Investment Adviser intends to hire additional investment professionals.

Our financial condition and results of operations depend on our ability to achieve our investment objective.

Our ability to achieve our investment objective depends on our Investment Adviser’s ability to identify, analyze and invest in Portfolio Companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Investment Adviser’s structuring of the investment process and its ability to provide competent, attentive and efficient services to us. There can be no assurance that the Investment Adviser will be successful in investing in Portfolio Companies that meet our investment criteria, or that we will achieve our investment objective. In addition, if the Fund fails to achieve its estimated size and the Expense Limitation Agreement is not renewed, expenses will be higher than expected. It may be difficult to implement the Fund’s strategy unless we raise a meaningful amount of assets.

Our Investment Adviser also currently manages another pooled investment vehicle in which we have no economic interest. This investment vehicle is a Delaware series limited liability company that holds the securities of issuers of private company stock. Managing this pooled investment vehicle requires the time of the Investment Adviser’s professionals, and may distract them or slow the rate of investment in the Fund. Even if we are able to grow and build upon our investment operations, any failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. The results of our operations depends on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets, and economic conditions. Furthermore, if we cannot successfully operate our business or implement our investment policies and strategies as described herein, it could negatively impact our ability to make distributions.

We will likely experience fluctuations in our quarterly results and we may be unable to replicate past investment opportunities or make the types of investments we have made to date in future periods.

We will likely experience fluctuations in our quarterly operating results due to a number of factors, including the rate at which we make new investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic and market conditions. These fluctuations may in certain cases be exaggerated as a result of our focus on realizing capital gains rather than current income from our investments. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There are significant potential risks relating to investing in securities traded on private secondary marketplaces.

We intend to utilize alternative trading systems and other private secondary markets to acquire equity securities of Portfolio Companies. We generally have little or no direct access to financial or other information from the Portfolio Companies in which we invest through such private secondary marketplaces. As a result, we are dependent upon the relationships and contacts of our Investment Adviser’s senior investment professionals to obtain the information for our Investment Adviser to perform research and due diligence, and to monitor our investments after they are made, under the oversight of the Board of Trustees. The Fund makes investments in the securities of Portfolio Companies the Fund reasonably believes it can readily fair value. However, there can be no assurance that our Investment Adviser will be able to acquire adequate information on which to make its investment decision with respect to any private secondary marketplace purchases, or that the information it is able to obtain is accurate or complete. Any failure to obtain full and complete information regarding the Portfolio Companies in which we invest could cause us to lose part or all of our investment in such companies, which would have a material and adverse effect on our NAV and results of operations.

In addition, there can be no assurance that Portfolio Companies in which we invest through private secondary marketplaces will have or maintain active trading markets, and the prices of those securities may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Wide swings in market prices, which are typical of irregularly traded securities, could cause significant and unexpected declines in the value of our portfolio investments. Further, prices on alternative trading systems and other private secondary markets, where limited information is available, may not accurately reflect the true value of a Portfolio Company, and may in certain cases overstate a Portfolio Company’s actual value, which may cause us to realize future capital losses on our investment in that Portfolio Company. If any of the foregoing were to occur, it would likely have a material and adverse effect on our NAV and results of operations.

Investments in private companies, including through private secondary marketplaces, also entail additional legal and regulatory risks which expose participants to the risk of liability due to the imbalance of information among participants and participant qualification and other transactional requirements applicable to private securities transactions. Failure to comply with such requirements could result in rescission rights and monetary and other sanctions. The application of these laws within the context of private secondary marketplaces and related market practices are still evolving, and, despite our efforts to comply with applicable laws, we could be exposed to liability. The regulation of private secondary marketplaces is also evolving. Additional state or federal regulation of these markets could result in limits on the operation of or activity on those markets. Conversely, deregulation of these markets could make it easier for investors to invest directly in private companies and affect the attractiveness of the Fund as an access vehicle for investment in private shares. Private companies may also increasingly seek to limit secondary trading in their stock, through such methods as contractual transfer restrictions and employment policies. To the extent that these or other developments result in reduced trading activity and/or availability of private company shares, our ability to find investment opportunities and to liquidate our investments could be adversely affected.

Due to transfer restrictions and the illiquid nature of our investments, we may not be able to purchase or sell our investments when we determine to do so.

Our investments are, and are expected to be, primarily in equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of privately held companies. Such equity securities are typically subject to contractual transfer limitations, which may include prohibitions on transfer without the company’s consent. In order to complete a purchase of shares we may need to, among other things, give the issuer or its stockholders a particular period of time, often 30 days, in which to exercise a veto right, or a right of first refusal over, the sale of such securities. We may be unable to complete a purchase transaction if the subject company or its stockholders chooses to exercise a veto right or right of first refusal. When we complete an investment (or upon conversion of equity-linked securities), we generally become bound to the contractual transfer limitations imposed on the subject company's stockholders as well as other contractual obligations, such as tag-along rights (i.e., rights of a company’s minority stockholders to participate in a sale of such company’s shares on the same terms and conditions as a company’s majority shareholder, if the majority stockholder sell its shares of the company). These obligations generally expire only upon an IPO by the subject company. As a result, prior to an IPO of a particular Portfolio Company, our ability to liquidate such securities may be constrained. Transfer restrictions could limit our ability to liquidate our positions in these securities (e.g., to fund quarterly repurchases of Shares or regain compliance with the SharesPost 100 80% Investment Policy) if we are unable to find buyers acceptable to our Portfolio Companies, or where applicable, their stockholders. Such buyers may not be willing to purchase our investments at adequate prices or in volumes sufficient to liquidate our position, and even where they are willing, other stockholders could exercise their tag-along rights to participate in the sale, thereby reducing the number of shares sellable by us. Furthermore, prospective buyers may be deterred from entering into purchase transactions with us due to the delay and uncertainty that these transfer and other limitations create.

We intend to adhere to our primary investment strategy to “buy and hold” our Portfolio Company securities. However, although we believe alternative trading systems and other private secondary markets may offer an opportunity to liquidate our private company investments, in the event we need to liquidate such securities prior to a Portfolio Company’s liquidity event (i.e., IPO or merger or acquisition transaction), there can be no assurance that a trading market will develop for the securities that we determine to liquidate or that the subject companies will permit their shares to be sold through such platforms.

Due to the illiquid nature of most of our investments, we may not be able to sell these securities at times when we deem it necessary to do so (e.g., to fund quarterly repurchases of Shares or regain compliance with the SharesPost 100 80% Investment Policy), or at all. Due to the difficulty of assessing our NAV, the NAV for our Shares may not fully reflect the illiquidity of our portfolio, which may change on a daily basis, depending on many factors, including the status of the alternative trading systems and other private secondary markets on which our portfolio securities may trade, and our particular portfolio at any given time.

We may be subject to lock-up provisions or agreements that could prohibit us from selling our investments for a specified period of time.

Even if some of our Portfolio Companies complete IPOs, we will often be subject to lock-up provisions that prohibit us from selling our investments into the public market for specified periods of time after an IPO, typically 180 days. As a result, the market price of securities that we hold may decline substantially before we are able to sell these securities following an IPO.

There are significant potential risks associated with investing in venture capital and private equity-backed companies with complex capital structures.

A primary feature of our investment objective is to invest in private growth companies primarily comprising the SharesPost 100, either through private secondary transactions or direct investments in such companies, and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering or a merger or acquisition transaction. Such private companies frequently have much more complex capital structures than traditional publicly-traded companies, and may have multiple classes of equity securities with differing rights, including rights with respect to voting and distributions. In addition, it is often difficult to obtain information with respect to private companies’ capital structures, and even where we are able to obtain such information, there can be no assurance that it is complete or accurate. In certain cases, such private companies may also have preferred stock or senior debt outstanding, which may heighten the risk of investing in the underlying equity of such private companies, particularly in circumstances when we have limited information with respect to such capital structures. Although we believe that our Investment Adviser’s senior investment professionals and our Board of Trustees have extensive experience evaluating and investing in private companies with such complex capital structures, there can be no assurance that we will be able to adequately evaluate the relative risks and benefits of investing in a particular class of a Portfolio Company’s equity securities. Any failure on our part to properly evaluate the relative rights and value of a class of securities in which we invest could cause us to lose part or all of our investment, which in turn could have a material and adverse effect on our NAV and results of operations.

We operate in a highly competitive market for direct equity investment opportunities. If we are unable to make investments, it may have an adverse effect on our performance.

A large number of entities compete with us to make the types of direct equity investments that we target as part of our business strategy. We compete for such investments with a large number of private equity and venture capital funds, secondary market funds, other equity and non-equity based investment funds, investment banks and other sources of financing, including traditional financial services companies such as commercial banks and specialty finance companies. Many of our competitors are substantially larger than us and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a RIC. There can be no assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make direct equity investments that are consistent with our investment objective. To the extent we are unable to make investments in Portfolio Companies, an over-allocation of our assets in cash could have an adverse effect on the overall performance of the Fund, as investments in cash and cash equivalents may not earn significant returns.

There are significant potential conflicts of interest, which could impact our investment returns and limit the flexibility of our investment policies.

We have entered into an Investment Advisory Agreement with the Investment Adviser. The Investment Adviser and SharesPost Financial are both wholly owned subsidiaries of SharesPost, Inc., which makes the Investment Advisor and SharesPost Financial affiliates.  SharesPost, Inc. is controlled by Greg Brogger, who is the Chief Executive Officer and a controlling minority shareholder. Mr. Brogger is entitled to attend portions of meetings of our Board of Trustees as an invited, non-voting observer.

In addition, our executive officers and Trustees, and the principals of our Investment Adviser serve or may serve as officers and directors of entities that operate in a line of business similar to our own, including new entities that may be formed in the future. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our Shareholders.

While the investment focus of each of these entities may be different from our investment objective, it is likely that new investment opportunities that meet our investment objective will come to the attention of one of these entities, or new entities that will likely be formed in the future in connection with another investment advisory client or program, and, if so, such opportunity might not be offered, or otherwise made available, to us. However, our executive officers, Trustees and Investment Adviser intend to treat us in a fair and equitable manner consistent with their applicable duties under law so that we will not be disadvantaged in relation to any other particular client. In addition, while the Investment Adviser anticipates that it will from time to time identify investment opportunities that are appropriate for both the Fund and the other funds or accounts that are currently or in the future may be managed by the Investment Adviser, to the extent it does identify such opportunities, the Investment Adviser has established a written allocation policy to ensure that the Fund is not disadvantaged with respect to the allocation of investment opportunities among the Fund and such other funds and accounts. These allocation policies provide that the general policy of the Investment Adviser will be to allocate purchase or sale opportunities among its clients on a pro rata basis, measured by reference to each client’s relative net asset value as of the beginning of the month in which the purchase or sale is executed. Exceptions to the general policy include situations in which (1) the investment objectives of a particular client dictate that a position that is larger or smaller than for other clients; (2) particular clients may not have the requisite amount of cash available for a pro rata investment, and (3) an investment in a security or other investment may lead to positive or negative tax consequences for certain clients (and/or their investors), which may necessitate a greater or lesser investment in that security or other investment, as appropriate. The Investment Adviser will, however, allocate investment opportunities among its managed funds and accounts, including the Fund, in accordance with its fiduciary duties to all the funds and accounts it manages. Our Board of Trustees monitors on a quarterly basis any such allocation of investment opportunities between the Fund and any such other funds and accounts.

SharesPost is the owner of the “SharesPost” name and marks, which we are permitted to use pursuant to a non-exclusive license agreement between us and SharesPost. SharesPost and its principals also use and may permit other entities to use the “SharesPost” name and marks in connection with businesses and activities unrelated to our operations. The use of the “SharesPost” name and marks in connection with businesses and activities unrelated to our operations may not be in the best interests of us or our Shareholders, and may result in actual or perceived conflicts of interest.

We do not intend to enter into transactions with Portfolio Companies that may be considered related parties (including transactions for the purchase of securities of SharesPost), nor do we intend (a) to purchase or sell any securities or other property, to or from any affiliate or promoter of the Fund, or any principal underwriter of the Fund, or any affiliate of the foregoing, (b) to loan money to any of the foregoing, or (c) to enter into a joint enterprise with any of the foregoing. As such, the Fund does not anticipate any conflicts of interest or potential issues arising with respect to the prohibitions on affiliate transactions contained in Sections 17(a) and 17(d) of the 1940 Act (and the rules promulgated thereunder). The Fund will at all times comply with such provisions, and to the extent deemed necessary by the Board of Trustees, will apply for exemptive relief from the SEC. If the Fund files an application for exemptive relief with the SEC for any reason, there is no guarantee that such relief will be granted. In any interim period pending response to an application for exemptive relief from the SEC, the Fund will comply with the requirements of the 1940 Act concerning affiliate transactions.  In addition, the Fund has implemented certain written policies and procedures to ensure that the Fund does not engage in any transactions with any prohibited affiliates. Under the 1940 Act, our Board of Trustees has a duty to evaluate, and shall oversee the analysis of, all conflicts of interest involving the Fund and its affiliates, and shall do so in accordance with the aforementioned policies and procedures.

We have also adopted a Code of Ethics which applies to, among others, our officers, including our principal executive officer and principal financial officer, as well as our Trustees and employees. Our officers and Trustees also remain subject to the fiduciary obligations imposed by both the 1940 Act and applicable state corporate law. Our Code of Ethics requires that all employees and Trustees avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests. Pursuant to our Code of Ethics, each employee and Trustee must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our chief compliance officer, as well as provide periodic reports concerning their personal securities transactions and obtain prior clearance of certain personal trades.  Any pre-clearance approval that is granted will be effective for only two business days (the day on which approval is given and one additional business day) and no clearance will be given to any officer or Trustee to purchase or sell any security (i) on a day when the Fund has a pending “buy” or “sell” order in that same security until that order is executed or withdrawn or (ii) when the chief compliance officer has been advised by the Investment Adviser that the same security is being considered for purchase or sale by the Fund (which the Investment Adviser is obligated to do pursuant to the Investment Advisory Agreement). The Board of Trustees shall consider reports made to it under the Code of Ethics and shall determine whether the policies established in the Code of Ethics have been violated, and what sanctions, if any, should be imposed on the violator, including, but not limited to, a letter of censure, suspension or termination of the employment of the violator, or the unwinding of the transaction and disgorgement of any profits to the Company.  The Board of Trustees shall review the Code of Ethics at least once a year.

Constraints imposed on us as a registered investment company may hinder the achievement of our investment objective.

We are subject to numerous constraints on our operations under both the 1940 Act and the Code. For example, qualification for U.S. federal income taxation as a RIC requires satisfaction of source-of-income, diversification and distribution requirements. These constraints, among others, may hinder the Investment Adviser’s ability to take advantage of attractive investment opportunities and to achieve our investment objective.

We may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC.

We have elected to be treated as a RIC and intend to operate in a manner so as to continue to qualify for the U.S. federal income tax treatment applicable to RICs. As a RIC, we generally do not pay corporate-level U.S. federal income taxes on our income and gain that we distribute to our Shareholders if such distributions are made on a timely basis. To qualify as a RIC, we must meet certain income source, asset diversification and annual distribution requirements (and will pay corporate-level U.S, federal income tax on any undistributed income). We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes (including withholding taxes).

We will satisfy the annual distribution requirement for a RIC if we distribute to our Shareholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income for each year. Under certain circumstances, we may be restricted from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax. Because we must make distributions to our Shareholders as described above, such amounts, to the extent a Shareholder is not participating in our dividend reinvestment option, will not be available to us to make investments. We will be subject to corporate-level U.S. federal income tax on any undistributed income and/or gain.

To qualify as a RIC, in general, we must also meet certain annual income source requirements at the end of each taxable year and asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to (a) dispose of certain investments quickly or (b) raise additional capital to prevent the loss of RIC status. Because most of our investments are in private companies and are generally illiquid, any such dispositions may be at disadvantageous prices and may result in losses. Also, the rules applicable to our qualification as a RIC are complex with many areas of uncertainty. Accordingly, no assurance can be given that we will continue to qualify as a RIC. If we fail to qualify as a RIC for any reason and become subject to regular “C” corporation income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our Shareholders. The Regulated Investment Company Modernization Act of 2010, which is effective for 2011 and later tax years, provides some relief from RIC disqualification due to failures of the income source and asset diversification requirements, although there may be additional taxes due in such cases.  We cannot assure you that we would qualify for any such relief should we fail the income source or asset diversification requirements.

Even in the event the value of your investment declines, the Advisory Fee will still be payable.

The Advisory Fee shall accrue daily at an annual rate equal to 1.90% of the average daily calculated NAV of the Fund, and shall be paid quarterly in arrears. The Advisory Fee is payable regardless of whether the NAV of the Fund or your investment declines. As a result, we will owe the Investment Adviser a quarterly Advisory Fee regardless of whether we incurred significant realized capital losses and unrealized capital depreciation (losses) during the fiscal quarter for which the Advisory Fee is paid.

Our Board of Trustees may change our non-fundamental investment policies and our investment strategies without prior notice or Shareholder approval, the effects of which may be adverse.

Our Board of Trustees has the authority to modify or waive our non-fundamental investment policies, and our investment criteria and strategies without Shareholder approval and without prior notice (other than in connection with any proposed changes to the SharesPost 100 80% Investment Policy, which Shareholders receive notice of at least 60 days in advance of such proposed change in accordance with the 1940 Act). We cannot predict the effect any changes to our current non-fundamental operating policies, investment criteria and strategies would have on our business, NAV of the Fund and operating results. However, the effects might be adverse, which could negatively impact our ability to make distributions to Shareholders and cause you to lose all or part of your investment.

Changes in laws or regulations governing our operations may adversely affect our business.

We and our Portfolio Companies are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Any change in these laws or regulations could have a material adverse effect on our business and the value of your investment.

The transparency of our performance reporting may indirectly increase the difficulty of investing in certain Portfolio Companies.

Although the Investment Adviser will not report on the performance of individual Portfolio Companies, the Investment Adviser will report on the Investment Adviser’s website the valuation of securities owned by the Fund and the aggregate Fund-level performance. As a result, some Portfolio Companies might be concerned that their performance could be derived from such figures. Such concern might be heightened in reverse proportion to the number of Portfolio Companies existing in the Fund’s portfolio. These concerns might lead Portfolio Companies to oppose sale of their securities to the Fund, and might make it more difficult for the Fund to execute its investment strategy.

Risks Related to the Offering Made Pursuant to this Prospectus and Our Shares

Shareholders will have only limited liquidity.

The Fund is a closed-end investment company, provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 of the 1940 Act, and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Fund’s repurchase policy.

Limited liquidity is provided to Shareholders only through the Fund’s quarterly repurchase offers for 5% of the Shares outstanding on the repurchase request deadline. There is no guarantee that Shareholders will be able to sell all of the Shares they desire to sell in a quarterly repurchase offer. Additionally, in certain instances such repurchase offers may be suspended or postponed by a vote of a majority of the Board of Trustees, including a vote by a majority of the Independent Trustees, as permitted by the 1940 Act and other laws. See “Quarterly Repurchases of Shares.”

The Fund’s quarterly repurchase policy may require the Fund to liquidate portfolio holdings earlier than the Investment Adviser would otherwise do so, and due to their illiquid nature, may result in the sale of a Portfolio Company below its carrying value or, to the extent the Fund finances repurchases, result in an increase in the Fund’s expense ratio.

Quarterly repurchases by the Fund of its Shares typically will be funded from available cash. However, payment for repurchased Shares may require the Fund to liquidate securities of Portfolio Companies earlier than the Investment Adviser would otherwise liquidate such holdings. Such liquidation could potentially result in losses as the Fund may not be able to sell such holdings at their carrying value. The Investment Adviser intends to take measures to attempt to avoid or minimize such potential losses and, instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses (subject to the Expense Limitation Agreement) and reducing any net investment income. In each case, such actions may reduce the Fund’s NAV.

Repurchases of Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio (subject to the Expense Limitation Agreement), to the extent that additional Shares are not sold. In addition, the repurchase of Shares by the Fund may be a taxable event to Shareholders.

There is a risk that you may not receive distributions or that our distributions may not grow over time, particularly since we invest primarily in securities that do not produce current income.

We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions or year-to-year increases in cash distributions. As we focus on making primarily capital gains-based investments in equity securities (which generally will not be income producing) and pursuant to the restrictions on capital gains distribution of an investment company contained in the 1940 Act, we will not make distributions any more frequently than twice in any calendar year nor do we expect to become a predictable issuer of distributions. In addition, we expect that our distributions, if any, will be less consistent than other investment companies that primarily make debt investments. If the Fund declares a cash distribution, then Shareholders’ distribution will be automatically reinvested in additional Shares, unless they specifically “opt out” of the dividend reinvestment option by written request to the Investment Adviser so as to receive cash.

We have broad discretion over the use of proceeds from this continuous offering and will use proceeds in part to satisfy operating expenses.

We have significant flexibility in applying the proceeds of this continuous offering and may use the net proceeds in ways with which you may not agree, or for purposes other than those contemplated at the time of this offering. We cannot assure you that we will be able to successfully utilize the proceeds within the timeframe contemplated. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of this offering, pending full investment, are used to pay operating expenses. In addition, we can provide you no assurance that any future offering will be successful, or that by increasing the size of our available equity capital our aggregate expenses, and correspondingly, our expense ratio, will be lowered.

Investors in any future offering pursuant to this Prospectus and any accompanying prospectus supplement may incur immediate and substantial dilution.

Our organization expense and other expenses of any future offering will reduce the net proceeds of any such offering available for us to invest.  Depending upon the public offering price, and after deducting the related offering expenses payable by us, in connection with any offering pursuant to this Prospectus, investors in any such offering may be subject to an immediate and substantial dilution.

The foregoing list of “risk factors” is not a complete enumeration or explanation of the risks involved in an investment in the Fund.  Prospective investors should read this entire Prospectus and consult with their own legal, tax and financial advisors before deciding to invest in the Fund.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board of Trustees of the Fund has overall responsibility for monitoring the Fund’s investment program and its management and operations. At least a majority of the Board of Trustees are and will be persons who are not “interested persons” of the Fund or the Investment Adviser (as such term is defined in Section 2(a)(19) of the 1940 Act, each, an “Independent Trustee” and, collectively, the “Independent Trustees”). Any vacancy on the Board of Trustees may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by Shareholders.  Subject to the provisions of Delaware law, the Trustees will have all powers necessary and convenient to carry out this responsibility. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board of Trustees, are set forth under “Management” in the SAI.

Portfolio Manager

The portfolio manager of the Investment Adviser primarily responsible for the investment management of the Fund is Sven Weber, President of the Fund. See below for a biography of Mr. Weber.

Name, Address(1), and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years
Sven Weber c/o SharesPost 100 Fund, 1370 Willow Road, Floor 2 Menlo Park, CA 94025 DOB: 1/22/1970	President	Since inception	Managing Director of SP Investments Management LLC, President of SVB Capital with SVB Financial Group, Principal of Cipio Partners LLC

Sven Weber has been the President and a member of the Board of Trustees of the Fund since inception, and is a Managing Director of SP Investments Management, LLC, a registered investment adviser and wholly owned subsidiary of SharesPost. Prior to his position with the Investment Adviser, Sven served as President of SVB Capital, an affiliate of Silicon Valley Bank. During his tenure at SVB Capital, Sven managed the company’s venture capital investing business, which included fund of funds, and direct and secondary investment funds exceeding $1.5 billion under management. Prior to SVB Capital, Sven was a principal of Cipio Partners, where he focused on secondary investments, and prior to that he worked as Vice President on direct investments for Siemens, and had operational responsibilities with Vodafone Germany and O2 Germany. Sven holds a Master’s degree in physics from the University of Heidelberg, where he specialized in information technology and environmental physics.

The Fund is reliant on Mr. Weber for implementation of its investment program until such time as the Fund builds out a larger investment team. His absence or departure, for any reason, would require the Investment Adviser to replace him with other qualified personnel, which could have an adverse impact on the Fund’s investment program. The Investment Adviser intends to hire additional investment professionals. Mr. Weber owns options in SharesPost relating to less than 2% of SharesPost on a fully diluted basis, assuming the exercise of all outstanding options and warrants. See “Conflicts of Interest – Certain Parties”.

Compensation of Portfolio Manager

The portfolio manager receives a fixed annual salary and a bonus, which is dependent upon the overall performance of the Investment Adviser. The portfolio manager does not receive any additional compensation from the Fund for serving as a portfolio manager of the Fund. The SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities of the Fund.

The Investment Adviser

Under the supervision of the Board of Trustees and pursuant to the Investment Advisory Agreement, SP Investments Management, LLC, a wholly owned subsidiary of SharesPost and an investment adviser registered with the SEC under the Advisers Act, serves as Investment Adviser to the Fund. The Investment Adviser is located at 1370 Willow Road, Floor 2, Menlo Park, CA 94025.

The Investment Adviser was formed in November 2010 as a Delaware limited liability company, and registered with the SEC under the Advisers Act in May 2012. The Investment Adviser manages two investment vehicles (including the Fund), and as of the end of the most recent fiscal quarter (March 31, 2016) held in the aggregate approximately $89 million under management.

Pursuant to the Investment Advisory Agreement, the Investment Adviser is responsible for developing, implementing and supervising the Fund’s investment program and providing day-to-day management services to the Fund. The Investment Advisory Agreement authorizes the Investment Adviser to implement the Fund’s investment program.

The Investment Adviser also provides office space, telephone services and utilities, and administrative, secretarial, clerical and other personnel as necessary to provide the services required to be provided under the Investment Advisory Agreement.

For a discussion of the Investment Adviser’s compensation, see “Fees and Expenses – Advisory Fee” below.

The Fund Administrator

The Fund has entered into an Administration and Fund Accounting Agreement (the “Fund Administration Agreement”) with UMB Fund Services to perform certain financial, accounting, corporate, administrative, registrar and other services on behalf of the Fund.  The Fund Administrator is paid a monthly fee (the “Fund Administration Fee”) by the Fund.

The Fund Administrator is responsible, pursuant to the Fund Administration Agreement and under the ultimate supervision of the Investment Adviser, for matters pertaining to the administration of the Fund, including, but not limited to, the following: (i) preparing and maintaining the financial and accounting records and statements of the Fund; (ii) arranging for the provision of accounting, clerical and administrative services; (iii) coordinating communications of the Board of Trustees; (iv) monitoring the Fund’s compliance with regulations to which it is subject; (v) maintaining records of the Fund; and (vi) providing the coordination and processing of all repurchase offers.

The Fund Administration Fee is based on the Fund Administrator’s standard schedule of fees charged by it for similar services. See “Fees and Expenses – Fund Administration Fee.” These fees are detailed in the Fund Administration Agreement, a copy of which is available from the Investment Adviser upon request and filed herewith.  The Fund may retain other service providers affiliated with the Fund Administrator to perform the administrative services that would otherwise be performed by the Fund Administrator and such service providers may be located outside of the United States.

If not terminated as provided in the Fund Administration Agreement, the Fund Administration Agreement shall continue automatically in effect after the anniversary of the initial term for successive annual periods. The Fund Administration Agreement is subject to termination by the Fund Administrator or by the Fund upon not less than 90 calendar days’ written notice prior to the end of the respective term. The Fund Administration Agreement is also terminable upon the material breach of the other party of any term of the Fund Administration Agreement if such breach is not cured within 30 days of notice of such breach to the breaching party, or if the Fund Administrator enters receivership or other similar event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

Under the Fund Administration Agreement:

•	the Fund has agreed to indemnify and hold harmless the Fund Administrator, its employees, agents, officers, directors, shareholders, affiliates and nominees (together the “Fund Administrator Indemnified Parties”) from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, fees, penalties, reasonable counsel fees and other expenses of every nature and character which may be asserted against or incurred by any Fund Administrator Indemnified Parties or for which any Fund Administrator Indemnified Parties may be held liable as a result of the services provided to the Fund (other than by reason of bad faith, gross negligence, fraud, reckless disregard in the performance of its duties and obligations thereunder, uncured material breach of the Fund Administration Agreement or willful misconduct on the part of the Fund Administrator in connection with the provision of the services to the Fund under the Fund Administration Agreement); and

•	the Fund has agreed that, in the absence of an uncured material breach of the Fund Administration Agreement by the Fund Administrator or the bad faith, gross negligence, fraud, reckless disregard in the performance of its duties and obligations under the Fund Administration Agreement or willful misconduct by the Fund Administrator in the provision of the services thereunder, the Fund Administrator shall not be liable to the Fund for: (i) any action taken or omitted to be taken in accordance with or in reliance upon instructions, communications, data, documents or information (without investigation or verification) received by the Fund Administrator from an officer or representative of the Fund, or from any authorized person as defined thereto; (ii) any action taken or omission by the Fund, Investment Adviser, any authorized person or any past or current service provider; or (iii) its reliance on the security valuations without investigation or verification provided by pricing service(s), the Investment Adviser or representatives of the Fund.

In providing services as an administrator, the Fund Administrator does not act as a guarantor of the Fund’s Shares.  Moreover, the Fund Administrator is not responsible for any investment decisions of the Fund (all of which will be made by the Investment Adviser) or the effect of such investment decisions on the performance of the Fund.

The Fund may engage a different administrator or perform such administrative services itself in its discretion upon notice to Shareholders.

The Custodian

The Fund has entered into a custody agreement (the “Custody Agreement”) with UMB Bank to act as the Fund’s custodian of all securities and cash at any time delivered to the Custodian, in each case in accordance with the provisions of Section 17 of the 1940 Act and any associated rules and regulations. The Custodian may place certain of the Fund’s assets with sub-custodians and/or depositories.

The fees payable to the Custodian are based on its standard schedule of fees charged by the Custodian for similar services. These fees are detailed in the Custody Agreement, a copy of which is available from the Investment Adviser upon request and filed herewith.  The Fund may retain other custodians from time to time without notice to, or approval of, any Shareholder.

The Custody Agreement is subject to termination by the Custodian or by the Fund upon not less than 90 calendar days’ written notice. The Custody Agreement is also subject to termination by the Custodian or by the Fund upon the breach of the other party of any material term of the Custody Agreement if such breach is not cured within 30 days of notice of such breach to the breaching party. Further, the Custody Agreement may be terminated by the Fund in the event that the Custodian enters receivership or a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

UMB Bank’s principal business address is 1010 Grand Boulevard, Kansas City, MO 64106.

The Transfer Agent

The Fund has entered into a Transfer Agency Agreement with UMB Fund Services to provide transfer agent services to the Fund in connection with the sale and repurchase of Shares. The Transfer Agency Agreement provides for fees payable to the Transfer Agent based on the Transfer Agent’s standard schedule of fees charged by it for similar services. These fees are detailed in the Transfer Agency Agreement, a copy of which is available from the Investment Adviser upon request and filed herewith. The Transfer Agent will be the dividend paying agent of the Fund.

If not terminated as provided in the Transfer Agency Agreement, the Transfer Agency Agreement shall continue automatically in effect after the anniversary of the initial term for successive annual periods. The Transfer Agency Agreement is subject to termination by the Transfer Agent or by the Fund upon 90 calendar days’ written notice prior to the end of the respective term. The Transfer Agency Agreement is also terminable upon the material breach of the other party of any term of the Transfer Agency Agreement if such breach is not cured within 30 days of notice of such breach to the breaching party, or if the Transfer Agent enters receivership or other similar event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

UMB Fund Services’ principal business address is 235 West Galena Street, Milwaukee, WI 53212.

The Distributor

The Fund has entered into a Distribution Agreement with Foreside Fund Services, LLC to act as the Fund’s distributor for the Shares. The Distributor bears all of its expenses of providing distribution services as described under that agreement.  The Fund assumes and pays all charges not specifically assumed or otherwise to be provided by the Distributor under the Distribution Agreement. In addition, the Investment Adviser has entered into a Distribution Services Agreement with the Distributor. The Investment Adviser pays the Distributor certain fees for providing marketing and sales support services to the Fund and reimburses certain out-of-pocket expenses incurred by the Distributor in connection therewith. Such fees shall be paid out of the legitimate assets of the Investment Adviser, and were not used as a factor by the Board of Trustees in connection with their approval of either the Advisory Agreement or the Advisory Fee. See “Fees and Expenses – Distributor Expenses” below.

The Distribution Agreement and the Distribution Services Agreement each has an initial term of two years. Thereafter, if not terminated as provided in the Distribution Agreement, the Distribution Agreement shall continue automatically in effect for successive annual periods. The Distribution Services Agreement is terminable upon termination of the Distribution Agreement. The Distribution Agreement and the Distribution Services Agreement is each subject to termination by the Distributor or by the Fund upon 60 calendar days’ written notice.

Foreside Fund Services, LLC’s principal business address is Three Canal Plaza, Suite 100, Portland, ME 04101.

The Chief Compliance Officer

Foreside Fund Officer Services, LLC (“Foreside Services”) provides to the Fund the services of Julie Walsh as Chief Compliance Officer of the Fund pursuant to a CCO Agreement (the “CCO Agreement”) between the Fund and Foreside Services. The Fund compensates Foreside Services for providing such compliance officer services to the Fund. These fees are detailed in the CCO Agreement, a copy of which is available from the Investment Adviser upon request and filed herewith. The CCO Agreement may be terminated at any time, without the payment of any penalty upon sixty (60) days’ written notice by either party. In addition, the Board of Trustees has the right and authority to remove the individual designated by Foreside Services as the Fund’s Chief Compliance Officers at any time, with or without cause, without payment of any penalty, in which event Foreside Services will designate another employee thereof, subject to approval of the Board of Trustees, to serve as temporary Chief Compliance Officer until the earlier of: (i) the designation of a new permanent Chief Compliance Officer; or (ii) the termination of the CCO Agreement.

Under the CCO Agreement, Foreside Services is not liable to the Fund or its Shareholders for any act or omission, except for willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under the CCO Agreement.  Under the CCO Agreement, Foreside Services and certain related parties (such as Foreside Services’s officers and persons who control Foreside Compliance), are indemnified by the Fund against any and all claims and expenses related to Foreside Services’s actions or omissions, except for any act or omission resulting from Foreside Services’s willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under the CCO Agreement.

Foreside Services’s principal business address is Three Canal Plaza, Suite 100 Portland, ME 04101.

Liquidating Trust

The Board of Trustees may, at its discretion if determined to be in the best interests of Shareholders, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of all, or a portion of, the Fund.  The use of a liquidating trust would be subject to the regulatory requirements of the 1940 Act and applicable Delaware law, and could result in expenses that the Shareholders would bear indirectly.  There are no current plans to liquidate the Fund.

Independent Registered Public Accounting Firm and Legal Counsel

KPMG LLP serves as the independent registered public accounting firm of the Fund. KPMG LLP’s principal business address is located at 550 South Hope Street, Los Angeles, California 90071.

The law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, serves as legal counsel to the Fund. The firm may also act as legal counsel to the Investment Adviser and its affiliates with respect to various matters. The firm does not represent potential investors with respect to their investment in the Fund.

Directory of Entities

Below is a list of various entities referred to in this Prospectus and their relationship to one another:

SharesPost 100 Fund. The Fund is managed by the Investment Adviser. Sven Weber is a Trustee and the President.

SP Investments Management, LLC – the Investment Adviser of the Fund, a wholly owned subsidiary of SharesPost, Inc. Sven Weber is a Managing Director.

SharesPost Financial Corporation – a registered broker-dealer, member of FINRA and SIPC, and wholly owned subsidiary of SharesPost, Inc. Since they are both wholly owned by SharesPost, Inc., SharesPost Financial and the Investment Adviser are affiliates.

SharesPost, Inc. – wholly owns the Investment Adviser and SharesPost Financial. Gregory Brogger is Chief Executive Officer and a controlling minority shareholder of SharesPost, Inc.

The SharesPost 100 – a list of 100 private, operating, late-stage, growth companies, primarily in the technology sectors, selected and maintained by the Investment Adviser according to several criteria, including revenue growth, market potential, product stage, management team, investor composition and level of financing and trading activity on alternative trading systems and other private secondary markets. The SharesPost 100 may also include formerly private companies, which were on the SharesPost 100 prior to having consummated an initial public offering, for so long as the Investment Adviser deems appropriate.

FEES AND EXPENSES

Advisory Fee

The Fund pays the Advisory Fee to the Investment Adviser as compensation for its investment advisory services. The Advisory Fee shall accrue daily at an annual rate equal to 1.90% of the average daily calculated NAV of the Fund, and shall be paid quarterly in arrears. The NAV of the Fund is determined by subtracting the Fund’s liabilities from the fair market value of its assets, to be determined as set forth under “Determination of Net Asset Value” below.  A discussion regarding the basis for the Board of Trustees approval of the Investment Advisory Agreement, or any future amendments, will be available in the Fund’s annual and semi-annual report to Shareholders.

Fund Administration Fee

The Fund pays the Fund Administrator the following fees monthly at the specified annual rate: for administrative services 0.07% on the first $300 million of net assets, 0.06% on the next $300 million of net assets, and 0.05% on net assets greater than $600 million; and for accounting services a $35,000 base fee plus 0.03% of net assets up to $300 million, 0.02% on the next $300 million of net assets, and 0.01% on net assets greater than $600 million, plus out-of-pocket expenses for each of the preceding services.

Repurchase Fee

The Fund’s Board of Trustees has determined to waive the Fund’s Repurchase Fee assessed on Shareholders who choose to participate in the Fund’s repurchase offers.   This waiver will remain in effect indefinitely, unless and until the Board approves its modification or termination. This waiver may be terminated only by the Fund's Board of Trustees at any time.  Absent such a waiver, a Shareholder who chooses to participate in the Fund’s repurchase offers will incur a repurchase fee equal to 2.00% of the value of the Shares the Fund repurchases from them for Shares held less than 365 days. Shares held longest will be treated as being repurchased first and Shares held shortest will be treated as being repurchased last. The repurchase fee does not apply to Shares that were acquired through reinvestment of distributions. Shares held for 365 days or more are not subject to the 2.00% fee, should it be reinstated. Repurchase fees are paid to the Fund directly and are designed to offset costs charged by the Transfer Agent for redeeming Shares and for costs associated with fluctuations in Fund asset levels and cash flow caused by such repurchases. In addition, if Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by UMB Fund Services, currently $20 per transfer.

Shareholder Services Fee

The Fund has adopted a “Shareholder Services Plan” under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such services may include responding to customer inquiries of a general nature regarding the Fund; responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; and providing such other similar services as the Fund or the Investment Adviser may reasonably request to the extent the financial industry professional is permitted to do so under applicable statutes, rules, or regulations. The Fund may incur such foregoing expenses on an annual basis equal to 0.25% of its average NAV.

Distributor Expenses

Pursuant to the Distribution Agreement between the Fund and the Distributor, the Distributor bears all of its expenses of providing distribution services as described under that agreement.  The Fund assumes and pays all charges not specifically assumed or otherwise to be provided by the Distributor under the Distribution Agreement.  The Fund pays, among other things: (i) all fees and expenses in connection with the registration of the Fund and the Shares under the United States securities laws and the registration and qualification of Shares for sale in the various jurisdictions in which the Fund will determine it is advisable to qualify such Shares for sale; and (ii) the cost of preparing and printing of sufficient copies of the Fund’s Prospectus and any other sales material (and any supplements or amendments thereto). The Distributor serves in such capacity on a best efforts basis, subject to various conditions, and may enter into related selling group agreements with various Financial Intermediaries to assist in the distribution of Shares.  Shares are available to investors investing through Financial Intermediaries where such Financial Intermediary has agreed to provide certain administrative services.

Pursuant to a Distribution Services Agreement between the Investment Adviser and the Distributor, the Investment Adviser pays the Distributor certain fees for providing marketing and sales support services to the Fund and reimburse certain out-of-pocket expenses incurred by the Distributor in connection therewith.  The maximum amount of items of compensation payable to the Distributor under the Distribution Services Agreement (excluding reimbursement of expenses) will not exceed 0.01% of total net assets of the Fund, calculated and paid monthly and subject to a minimum monthly fee of $1,500 and a CPI increase on each contract anniversary. Such fees shall be paid out of the legitimate assets of the Investment Adviser, and were not used as a factor by the Board of Trustees in connection with their approval of either the Advisory Agreement or the Advisory Fee.

Other Expenses

The Fund pays all of its investment expenses, including, but not limited to, brokerage commissions (if any) and all other costs of executing transactions, interest expense, insurance expense, custodial expense, and all ongoing ordinary administrative and operational costs of the Fund, including (but not limited to) legal costs, accounting costs, taxes and any fees paid to the Fund Administrator, the Custodian or Foreside Compliance, and all expenses incurred in connection with the continuous offering and sale of its Shares and communications with Shareholders. The Fund also directly pays any extraordinary operating expenses.

The Investment Adviser bears all ongoing ordinary administrative and operational costs of the Investment Adviser, including employees’ salaries, facilities, travel costs, technology costs, office supplies, research and data costs, and its own legal, accounting and filing fees.

The Board of Trustees, including a majority of the Independent Trustees, has adopted a procedure that the Board of Trustees has determined is reasonably designed to provide that Broker Fees received by affiliated persons of the Fund or the Investment Adviser for effecting transactions as a broker (“Affiliated Broker”) in connection with the purchase and sale of securities by the Fund are (i) reasonable and fair compared to the Broker Fees received by other brokers in connection with comparable transactions involving similar instruments being purchased or sold on a securities exchange during a comparable period of time, or (ii) otherwise subject to the limits prescribed by Section 17(e) of the 1940 Act. Such procedure permits the Fund to effect transactions through an Affiliated Broker, provided that the Broker Fees received by the Affiliated Broker in connection with the sale of securities to or by the Fund are subject to the following limits contained in Section 17(e)(2) of the 1940 Act: (1) if the transaction is effected on a securities exchange, the compensation may not exceed the “usual and customary broker’s commission” (as defined in Rule 17e-1 under the 1940 Act); (2) in the case of the purchase of securities by the Fund in connection with a secondary distribution, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for transactions otherwise effected cannot exceed 1% of the purchase or sale price. Rule 17e-1 defines a “usual and customary broker's commission” as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time.  The Board of Trustees, including a majority of Independent Trustees, shall determine no less frequently than quarterly that all transactions effected pursuant to the aforementioned procedures during the preceding quarter were effected in compliance with such procedures. The Fund has adopted a policy that it will not utilize the services of Affiliated Brokers (although Affiliated Brokers may be engaged by sellers or buyers in transactions opposite the Fund). Notwithstanding the foregoing, no Affiliated Broker will receive any undisclosed fees from the Fund in connection with any transaction involving the Fund and such Affiliated Broker, and to the extent any transactions involving the Fund are effected by an Affiliated Broker, such Affiliated Broker’s Broker Fees for such transactions shall be limited in accordance with Section 17(e)(2) of the 1940 Act and the Fund’s policies and procedures concerning Affiliated Brokers.

Expense Limitation Agreement

The Investment Adviser has entered into a written Expense Limitation Agreement under which it has agreed to limit the total expenses of the Fund, including organizational expenses (but excluding interest, taxes, other expenditures which are capitalized in accordance with GAAP, brokerage commissions, and extraordinary expenses such as litigation and indemnification expenses) to an annual rate of 2.50% of the average NAV of the Fund until May 1, 2017, and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees. The Investment Adviser may recoup from the Fund fees previously reduced or expenses previously reimbursed by the Investment Adviser with respect to the Fund pursuant to the Expense Limitation Agreement if such reimbursement does not cause the Fund to exceed the Expense Limitation and the reimbursement is made within three years after the year in which the Investment Adviser reduced the fee or incurred the expense.

INVESTOR SUITABILITY

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.  Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investor should invest in the Fund only money that it can afford to lose, and it should not invest in the Fund money to which it will need access in the short-term or on a frequent basis. In addition, all investors should be aware of how the Fund’s investment strategies fit into their overall investment strategy because the Fund is not designed to be, by itself, a well-balanced investment for a particular investor.

The Fund should be considered to be an illiquid investment. Investors will not be able to redeem Shares on a daily basis because the Fund is a closed-end fund operating as an interval fund. The Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares, nor does the Fund expect a secondary market in the Shares to develop. However, limited liquidity may be available through the quarterly repurchase offers described in this Prospectus.

SUBSCRIPTION FOR SHARES

Each investor must initially purchase a minimum of $2,500 of Shares in the Fund, plus any applicable sales load. The Fund may accept both initial and additional applications by investors to purchase Shares at such times as the Fund may determine, subject, in the case of investors purchasing Shares with cash, to the receipt of cleared funds on or prior to the third business day prior to the relevant subscription date (or such other acceptance date set by the Fund and notified to prospective Shareholders prior to a subscription date).

Investors may also purchase Shares by exchanging securities of Portfolio Companies for Fund Shares. Each exchange of Portfolio Company shares for Fund Shares is subject to approval by the Board of Trustees, upon recommendation by the Investment Adviser. The terms of each exchange must be approved by the Board of Trustees, including a majority of Independent Trustees. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges. The Investment Adviser shall determine the valuation of such securities and the number of Shares for which such securities may be exchanged. The value of shares of Portfolio Companies to be exchanged by prospective investors for Shares will be determined by the parties, taking factors into account such as the recent trading prices of such shares on alternative trading systems and other private secondary markets, financial results of such Portfolio Company (when available), research reports and other diligence materials, and the fair market value of such security as determined under the Fund’s valuation policies and procedures to the extent such security is already a part of the Fund’s portfolio. Such exchanges would result in a taxable event for the exchanging shareholder with a taxable capital gain in the amount of the difference between such shareholder’s basis in the exchanged shares and the fair market value of the Shares received in the exchange. The Investment Adviser will not receive any Payment in connection with the exchange by an investor of Portfolio Company shares for Fund Shares and such exchanges will not be subject to sales loads.

Each investor purchasing Shares must submit a completed application to a Financial Intermediary before the applicable purchase date. The Fund has the sole right to accept applications for Shares and reserves the right to reject in its complete and absolute discretion any application for Shares in whole or in part. The Fund also reserves the right to suspend sales of Shares at any time.

PLAN OF DISTRIBUTION

Foreside Fund Services, LLC (the “Distributor”), located at Three Canal Plaza, Suite 100, Portland, ME 04101, acts as the Fund’s distributor in connection with the offering of Fund Shares (except in connection with the purchase of Fund Shares in exchange for Portfolio Company securities by the holders thereof). The Distributor serves on a best efforts basis, subject to various conditions. It is not required to buy any Shares and does not intend to make a market in the Shares. The Fund’s Shares are offered for sale at NAV next calculated after receipt of the purchase in good order, plus any applicable sales load.  The Distributor may enter into related selling group agreements with various broker-dealers to assist in the distribution of Shares. No arrangement has been made by the Fund to place funds received in an escrow, trust or similar account.  Shares of the Fund will not be listed on any national securities exchange. The Distributor does not receive compensation from the Fund for its distribution services. The Investment Adviser pays the Distributor a fee for providing certain distribution-related services to the Fund.

The Investment Adviser or its affiliates, in the Investment Adviser’s or such affiliates’ discretion and from their own resources, including out of the Investment Adviser’s own legitimate profits from advising the Fund, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund Shares (the “Additional Compensation”).  In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives.  The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner.  The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

The Fund and the Investment Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.

Prior to the initial public offering of Shares, the Investment Adviser purchased Shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

How to Purchase Fund Shares

Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Fund Administrator.  The returned check and stop payment fee is currently $25.00. Investors may buy and sell Shares of the Fund through Financial Intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing an investor’s transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NASDAQ is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to SharesPost 100 Fund to:

SharesPost 100 Fund
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. To prevent check fraud, the Fund will neither accept cashier’s checks, third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of Shares, nor postdated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If investors wish to wire money to make an investment in the Fund, please call the Fund Administrator at (855) 551-5510 for wiring instructions and to notify the Fund that a wire transfer is coming.  Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NASDAQ. An investor’s bank may charge such investor a fee for wiring same-day funds.  The bank should transmit funds by wire to:

ABA #: 101000695
Credit: UMB Bank, n.a.
Account #: 9872013425
Further Credit:  SharesPost 100 Fund
Investor name(s):
Investor account number:

By Wire — Subsequent Investments

Before sending a wire, investors must contact the Fund Administrator to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and the Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

Investors may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from an investor’s bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. Investors may elect to make subsequent investments by transfers of a minimum of $100 on the 5th and 20th day of each month into such investor’s established Fund account. Please contact the Fund Administrator at (855) 551-5510 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional Shares of the Fund by calling the Fund Administrator at (855) 551-5510.  If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for Shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, Shareholders may encounter higher than usual call wait times. Please allow sufficient time to place your telephone transaction.

By Exchange of Shares of Portfolio Companies

Investors may also purchase Shares by contributing securities of Portfolio Companies to the Fund. Please contact the Fund Administrator at (855) 551-5510 for more information about the Fund’s exchange mechanism. The Investment Adviser shall determine the valuation of securities offered for exchange and the number of Shares for which such securities may be exchanged. The value of shares of Portfolio Companies to be exchanged by prospective investors for Shares will be determined by the parties, taking factors into account such as the recent trading prices of such shares on alternative trading systems and other private secondary markets, financial results of such Portfolio Company (when available), research reports and other diligence materials, and the fair market value of such security to the extent it is already a part of the Fund’s portfolio. Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges, and Share exchanges will not be subject to sales loads.

As requested on the application, investors must supply a full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the Fund Administrator at (855) 551-5510 for additional assistance when completing an application.

If the Fund Administrator does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase by an investor is $2,500, plus any applicable sales load.  The Fund’s Shares are offered for sale at NAV plus any applicable sales load, subject to shareholder services fees of up to 0.25% of the average daily calculated NAV. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.  Investors purchasing Shares in the Fund will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 5.75% to 0.00%, as set forth in the table below. A reallowance will be made by the Distributor from the sales load paid by each investor.  There are no sales charges on reinvested distributions or on exchange transactions (i.e., transactions in which investors exchange Portfolio Company shares for Fund Shares). Each of the Fund and the Investment Adviser reserves the right to waive sales charges at its discretion.  The following sales charges apply to your purchases of Shares of the Fund:

Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $50,000	5.75%	6.10%	5.00%
$50,000 to $99,999	4.75%	4.99%	4.00%
$100,000 to $249,999	3.75%	3.90%	3.25%
$250,000 to $499,999	2.50%	2.56%	2.00%
$500,000 to $999,999	2.00%	2.04%	1.75%
$1,000,000 and above	0.00%	0.00%	0.00%

The Investment Adviser shall reimburse the Fund in connection with commissions retained by authorized broker-dealers on purchases of Shares over $1 million calculated as follows: 1.00% on purchases between $1 million and $3 million, 0.50% on amounts over $3 million but less than $5 million, 0.25% on amounts over $5 million. The commission rate is determined based on the purchase amount combined with the current market value of existing investments in Shares.

As shown, investors that purchase $1,000,000 or more of the Fund’s Shares will not pay any initial sales charge on the purchase. However, purchases of $1,000,000 or more may be subject to a contingent deferred sales charge (“CDSC”) on Shares repurchased by the Fund during the first 18 months after their purchase in the amount of the commissions paid on those Shares repurchased.  Shares held longest will be treated as being repurchased first and Shares held shortest as being repurchased last. Shares held for 18 months or more are not subject to the CDSC.

You may be able to buy Shares without a sales charge (i.e. “load-waived”) if you fall in one of the following categories:

•	current and retired Trustees and officers of the Fund, their families (e.g., spouse, domestic partner, children, parent) and any purchases referred through the Investment Adviser.

•	Employees of the Investment Adviser and their families, or any full-time employee or registered representative of the Distributor or of broker-dealers having dealer agreements with the Investment Adviser (a “Selling Broker”) and their immediate families (or any trust, pension, profit sharing or other benefit plan for the benefit of such persons).

•	Any full-time employee of a bank, savings and loan, credit union or other financial institution that utilizes a Selling Broker to clear purchases of the Fund’s Shares and their immediate families.

•	Participants in certain “wrap-fee” or asset allocation programs or other fee-based arrangements sponsored by broker-dealers and other financial institutions that have entered into agreements with the Distributor.

•	Clients of registered investment advisers that have entered into arrangements with the Distributor providing for the Shares to be used in particular investment products made available to such clients and for which such registered investment advisers may charge a separate fee, including third party administrators.

•	Institutional investors (which may include bank trust departments and registered investment advisers).

•	Any accounts established on behalf of registered investment advisers or their clients by broker-dealers that charge a transaction fee and that have entered into agreements with the Distributor.

•	Separate accounts used to fund certain unregistered variable annuity contracts or Section 403(b) or 401(a) or (k) accounts.

•	Employer-sponsored retirement or benefit plans with total plan assets in excess of $5 million where the plan’s investments in the Fund are part of an omnibus account. A minimum initial investment of $1 million in the Fund is required. The Fund, in its sole discretion, may waive these minimum dollar requirements.

•	Portfolio Company shareholders who exchange shares in such Portfolio Companies for Fund Shares.

In addition, concurrent purchases by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Shares of the Fund as part of your current investment as well as reinvested distributions. To qualify for this option, you must be either:

•	an individual;
•	an individual and spouse purchasing Shares for your own account or trust or custodial accounts for your minor children; or
•	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s Transfer Agent at the time of your purchase. You will need to give the Transfer Agent your account numbers. Existing holdings of family members or other related accounts of a Shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges.  The minimum initial investment under a letter of intent is 5% of the total letter of intent amount.  The letter of intent does not preclude the Fund from discontinuing sales of its Shares.  You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase.  To determine the applicable sales charge reduction, you also may include the cost of Shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Transfer Agent receiving the letter of intent.  You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the Transfer Agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of distributions are not aggregated to achieve the stated investment goal.

Shareholder Services Fee

The Fund has adopted a “Shareholder Services Plan” under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such services may include responding to customer inquiries of a general nature regarding the Fund; responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; and providing such other similar services as the Fund or the Investment Adviser may reasonably request to the extent the financial industry professional is permitted to do so under applicable statutes, rules, or regulations. The Fund may incur such foregoing expenses on an annual basis equal to 0.25% of its average NAV.

OUTSTANDING SECURITIES

The following table sets forth information about the Fund’s outstanding Shares as of March 31, 2016:

Title of Class	Amount Authorized	Amount Held by the Fund for its Own Account	Amount Outstanding
Common	Unlimited	0	2,675,182.392

QUARTERLY REPURCHASES OF SHARES

The Fund has adopted a fundamental policy that it will make quarterly repurchase offers for 5% of its Shares outstanding at NAV, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below), and that each quarterly repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (defined below), or the next business day if the 14th day is not a business day (each, a “Repurchase Pricing Date”). Because this policy is “fundamental,” it may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shares will be repurchased at the NAV per Share determined as of the close of regular trading on the NASDAQ on the Repurchase Pricing Date.

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the date the repurchase offer ends (the “Repurchase Request Deadline”). The Repurchase Request Deadline will be determined by the Fund’s Board of Trustees and will be based on factors such as market conditions, liquidity of the Fund’s assets and Shareholder servicing conditions. The time between the notification to Shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days, and is expected to be approximately 30 days. The repurchase price of the Shares will be the NAV as of the close of regular trading on the NASDAQ on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account within seven days of the Repurchase Pricing Date (the “Repurchase Payment Deadline”). The Board of Trustees may establish other policies for repurchases of Shares that are consistent with the 1940 Act, the regulations promulgated thereunder, and other pertinent laws. Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds, will be paid to Shareholders prior to the Repurchase Payment Deadline.

Repurchase Amounts

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. Rule 23c-3 of the 1940 Act permits repurchases between 5% and 25% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer and pursuant to one of its fundamental policies, the Fund will offer to repurchase 5% of the total number of its Shares outstanding on the Repurchase Request Deadline.

If Shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis (subject to the exceptions discussed below). In the event there is an oversubscription of a repurchase offer, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during the repurchase offer. However, pursuant to Rule 23c-3(b)(5)(i) of the 1940 Act, the Fund may accept all Shares tendered for repurchase by Shareholders who own fewer than 100 Shares and who tender all of their Shares, before prorating other amounts tendered. In such cases, the Fund will confirm with such Shareholder’s brokers that the beneficial holder of such Shares actually owns fewer than 100 Shares. In addition, pursuant to Rule 23c-3(b)(5) of the 1940 Act, to the extent that Shareholders have not tendered more than the Repurchase Offer Amount plus 2% of the outstanding Shares of the Fund, the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the Shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan. If Shareholders tender less than the Repurchase Offer Amount, the Fund will repurchase only those Shares offered for repurchase and shall not redeem any other Shares.

Notice to Shareholders

Notice of each repurchase offer will be given to each beneficial owner of Shares approximately 30 days (but no less than 21 and no more than 42 days) before each Repurchase Request Deadline. The notice will:

•	contain information Shareholders should consider in deciding whether to tender their Shares for repurchase;

•	include detailed instructions on how to tender Shares for repurchase;

•	state the Repurchase Offer Amount;

•	identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline;

•	describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline);

•	describe (i) the procedures for Shareholders to tender their Shares for repurchase, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a repurchase offer, and (iv) the procedures that will enable Shareholders to withdraw or modify their tenders of Shares for repurchase until the Repurchase Request Deadline; and

•	will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the NAV as of the close of regular trading on the NASDAQ on the Repurchase Pricing Date. You may visit the Fund’s website (http://www.sharespost100fund.com) to learn the NAV. The notice of the repurchase offer will also provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which any market on which securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. Any such suspension would require the approval of a majority of the Board of Trustees (including a majority of Independent Trustees) in accordance with Rule 23c-3 of the 1940 Act. The Fund does not presently expect any of the foregoing conditions to occur in its normal fund operations.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline.

The Board of Trustees will adopt procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund does not comply with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash. Payment for repurchased Shares, however, may require the Fund to liquidate securities of Portfolio Companies earlier than the Investment Adviser otherwise would, which may potentially cause the Fund to realize losses. The Investment Adviser intends to take measures to attempt to avoid or minimize such potential losses, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. Also, the sale of securities of Portfolio Companies to fund repurchases could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV. In each case, such actions may reduce the Fund’s NAV.

Repurchase of the Fund’s Shares will reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund may be a taxable event to Shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a Shareholder’s only means of liquidity with respect to their Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights of a Shareholder’s descendants to redeem Shares in the event of such Shareholder’s death pursuant to certain conditions and restrictions. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for its Shares to exist in the future.

BORROWING

The Fund has the option to borrow, which such borrowing, if any, the Fund anticipates would be used to satisfy requests from Shareholders pursuant to the quarterly repurchase offers and otherwise to provide the Fund with temporary liquidity. The amount that the Fund may borrow will be limited by the provisions of Section 18 of the 1940 Act, which, among other limitations contained therein relating to the declaration of dividends or distributions, limits the issuance of a “senior security” (as defined in the 1940 Act) to those instances where immediately after giving effect to such issuance, the Fund will have “net asset coverage” (as defined in the 1940 Act) of at least 300%. To the extent the Fund borrows, the interest on borrowing by the Fund will be at prevailing market rates. Notwithstanding the foregoing, the Fund intends to limit its borrowing, if any, and the overall leverage of its portfolio to an amount that does not exceed 33⅓% of the Fund's gross asset value.

DISTRIBUTIONS

Following the disposition by the Fund of securities of Portfolio Companies, the Fund will make cash distributions of the net profits, if any, to Shareholders (subject to the dividend reinvestment policy, as described below) once each fiscal year at such time as the Board of Trustees determines in its sole discretion (or twice in a fiscal year at such times determined by the Board of Trustees, if necessary for the Fund to maintain its status as a RIC and in accordance with the 1940 Act). The Fund will establish reasonable reserves to meet Fund obligations prior to making distributions.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by UMB Fund Services (the “Agent”). Pursuant to the policy, any distributions by the Fund to its Shareholders, net of any applicable U.S. withholding tax, are reinvested in Shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating Shareholder. Shareholders who do not wish to have distributions automatically reinvested should so notify the Agent in writing at SharesPost 100 Fund, c/o UMB Fund Services, Inc., PO Box 2175, Milwaukee, Wisconsin 53201-2175. Such written notice must be received by the Agent 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares as described below.

When the Fund declares a distribution, the Agent, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share as of the date of such distribution.

The Agent will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Agent will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the dividend reinvestment policy. The Agent will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “U.S. Federal Income Tax Considerations.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to, and additional information may be obtained from, the Agent at SharesPost 100 Fund, c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee, Wisconsin 53201-2175 or overnight express mail to SharesPost 100 Fund c/o UMB Fund Services, 235 West Galena Street, Milwaukee, WI 53212. Certain transactions can be performed by calling the toll free number (855) 551-5510.

DETERMINATION OF NET ASSET VALUE

The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the NASDAQ (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. The price of the Shares increases or decreases on a daily basis according to the NAV of the Shares. In computing the Fund’s NAV, portfolio securities of the Fund are valued at their current fair market values determined on the basis of market quotations, if available. Because public market quotations are not typically readily available for most of the Fund’s securities, they are valued at fair value as determined pursuant to procedures and methodologies adopted and approved by the Board of Trustees. The Board of Trustees has delegated the day-to-day responsibility for determining these fair values to the Investment Adviser, but the Board of Trustees has the ultimate responsibility for determining the fair value of the portfolio of the Fund. The Investment Adviser has developed the Fund’s valuation procedures and methodologies, which have been approved by the Board of Trustees, and will make valuation determinations and act in accordance with those procedures and methodologies, and in accordance with the 1940 Act. Valuation determinations are reviewed and, as necessary, ratified or revised quarterly by the Board of Trustees (or more frequently if necessary), including in connection with any quarterly repurchase offer. The Fund’s Valuation Committee oversees the implementation of the Fund’s valuation procedures. The Valuation Committee monitors the material aspects of the Fund’s valuation procedures, as adopted by the Board of Trustees and revised from time to time, as well as monitors the Fund’s compliance with respect to the valuation of its assets under the 1940 Act.

Pursuant to valuation policies and procedures adopted by the Board of Trustees, the Investment Adviser is responsible for determining and documenting (1) whether market quotations are readily available for portfolio securities of the Fund; (2) the fair value of portfolio securities for which market quotations are not readily available; and (3) the fair value of any other assets or liabilities considered in the determination of the NAV. Depending on the portfolio security being valued, the Investment Adviser is responsible for maintaining records for each investment, which reflect various significant positive or negative events in the fundamental financial and market information relating to each investment that support or affect the fair value of the investment. The Investment Adviser will provide the Board of Trustees and the Valuation Committee with periodic reports (but no less often than monthly) that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. On a quarterly basis, the Board of Trustees will review and, if necessary, ratify or revise any fair value determinations made by the Investment Adviser in accordance with the Fund’s valuation procedures.

Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of a security. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Investment Adviser may consider several factors, including the implied valuation of the asset as reflected by stock purchase contracts reported on alternative trading systems and other private secondary markets, fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security, the price of such security in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, the per share price of the security to be valued in recent verifiable transactions, including private secondary transactions (including exchanges for Fund Shares), and the recommendation of the Fund’s portfolio managers. The Investment Adviser will determine fair market value of Fund assets in accordance with consistently applied written procedures established by the Board of Trustees and in accordance with GAAP. Under GAAP, the valuation of investment holdings is governed by Financial Accounting Standards Board Accounting Standards Code, Section 820 “Fair Value Measurement” (“ASC 820”).

Fair value prices are necessarily estimates, and there is no assurance that such a price will be at or close to the price at which the security is next quoted or next trades.

CONFLICTS OF INTEREST

The following actual and potential conflicts of interest exist in respect of the Fund:

(1)            Role of the Investment Adviser.  The Investment Adviser has an inherent conflict of interest in recommending itself to the Board of Trustees as the Fund’s Investment Adviser and acting in the Shareholders’ best interests.  Further, the compensation payable to the Investment Adviser by the Fund has not been negotiated at arm’s-length.

(2)            Other Activities. The principals of the Investment Adviser will devote substantially all of their working time to the management and operation of the Investment Adviser, including the investment process, monitoring and management of the Fund and other investment funds.  However, the principals of the Investment Adviser may be involved in other business ventures.  The Fund will not share in the risks or rewards of the Investment Adviser or its principals with respect to such other ventures.  However, such other ventures will compete for their time and attention and might create other conflicts of interest.  The Investment Advisory Agreement does not require the Investment Adviser to devote its full time or any specified portion of its time to the Fund, although the Investment Adviser intends to dedicate a reasonable amount of time to the Fund and its activities.

(3)            Other Products Managed by the Investment Adviser.  The Investment Adviser currently manages one other fund product, and could possibly manage in the future additional fund products or other accounts, that has (or could have) an investment program which could overlap with that of the Fund. The allocation of investments between the Fund and any such products or accounts is and would be governed by the Investment Adviser’s allocation policies and procedures described above under the caption “Risk Factors”, which are designed to provide for fair and equitable treatment of the Fund.

(4)            Financial Intermediaries. Financial Intermediaries may receive ongoing compensation in respect of selling Shares, and they may have a conflict of interest in consulting with investors as to the purchase and repurchase of Shares.  Further, Financial Intermediaries may receive different amounts of compensation with respect to sales of the Shares than from other products advised by the Investment Adviser and/or its affiliates, and therefore may have incentives to favor one or more products over others.

(5)            Certain Parties.

Greg Brogger is Chief Executive Officer and a controlling minority shareholder of SharesPost, which in turns own 100% of the equity of the Investment Adviser and SharesPost Financial, and is entitled to attend portions of meetings of our Board of Trustees as an invited, non-voting observer. To the extent SharesPost Financial acts as a broker for sale of Fund Shares (which would entitle SharesPost Financial to Broker Fees, subject to the policies and procedures adopted by the Board of Trustees pursuant to Section 17(e) and Rule 17e-1 of the 1940 Act), Mr. Brogger will receive no direct financial benefit. Mr. Brogger may, however, receive an indirect and non-quantifiable financial benefit from any of these transactions as a shareholder of SharesPost similar in nature to any and all other shareholders of SharesPost.

Sven Weber, the portfolio manager and a Managing Director of the Investment Adviser and the President and a Trustee of the Fund, has options to purchase shares of common stock in SharesPost which, if exercised, would equal less than 2% of the outstanding equity in SharesPost on a fully diluted basis, assuming the exercise of all outstanding options and warrants.

Ryan Stroub, the Chief Financial and Administrative Officer of SharesPost and the principal financial officer of the Fund, owns common stock and has options to purchase shares of common stock in SharesPost which, if exercised, would equal less than 3% of the outstanding equity in SharesPost on a fully diluted basis, assuming the exercise of all outstanding options and warrants.

The Fund has implemented certain written policies and procedures to ensure that the Fund does not engage in any transactions with any prohibited affiliates. Under the 1940 Act, our Board of Trustees has a duty to evaluate, and shall oversee the analysis of, all conflicts of interest involving the Fund and its affiliates, and shall do so in accordance with the aforementioned policies and procedures.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to Shareholders of investing in the Fund’s Shares, reflects the federal tax law as of the date of this Prospectus only, and does not address special tax rules applicable to certain types of investors, such as foreign investors, insurance companies, financial institutions, dealers and flow-through entities. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The Fund has elected to be treated and to qualify each year for taxation as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Fund to continue to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its Shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a Shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional Shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all distributions are generally taxable whether a Shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain distributions”), if any, are taxable to Shareholders as capital gains, regardless of the length of time Shares have been held by Shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s Shares and, after that basis has been reduced to zero, will constitute capital gains to the Shareholder (assuming the Shares are held as a capital asset). The determination of the character for U.S. federal income tax purposes of any distribution from the Fund will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide Shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

For more detailed information regarding tax considerations, see the section entitled “Tax Status” in the SAI.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Fund’s Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s Shareholders of an opportunity to sell their Shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least 75% of the class of Shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

RESERVES

Liabilities and accruals shall be determined in accordance with GAAP.

LEGAL PROCEEDINGS

As of April 29, 2016, the Fund is not currently a party to in any legal proceeding that we believe would have a material adverse effect upon the Fund or the ability of the Investment Adviser to perform its contract with the Fund.

LIQUIDITY REQUIREMENTS

The Fund’s portfolio is not subject to any minimum liquidity requirement.  The Fund will, however, be required to maintain sufficient liquidity to repurchase Fund Shares under the quarterly repurchase procedures described above under “Quarterly Repurchases of Shares”.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION AND HISTORY	2
INVESTMENT OBJECTIVE AND POLICIES	2
MANAGEMENT OF THE FUND	3
CODE OF ETHICS	12
TAX STATUS	13
DETERMINATION OF NET ASSET VALUE	22
INVESTMENT BY EMPLOYEE BENEFIT PLANS	23
PERFORMANCE INFORMATION	25
CALCULATION OF FEES	25
PROXY VOTING POLICIES AND PROCEDURES	25
VOTING	27
FINANCIAL STATEMENTS	27

ADDITIONAL INFORMATION

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or the SAI without charge.

PRIVACY STATEMENT

This Privacy Policy Notice discloses the privacy policies of the Fund, which is serviced by UMB Bank N.A. and UMB Fund Services, Inc., advised by SP Investments Management, LLC, and affiliated with SharesPost, Inc. (collectively, the “Companies”).  The Fund and Companies are referred to in this Privacy Policy Notice collectively as “we” or “us.”

Protecting your privacy is a top priority

We realize that our ability to offer superior products and services depends on the personal and financial information we collect from you. We value your business and are committed to maintaining your trust.  That is why we have made your privacy a top priority.

The information we have and where we get it

We collect information about you from a variety of sources, including:

•	Information we receive from you on applications or other forms, such as your name, address and phone number; your social security number; and your assets, income and other household information;
•	Information about your other transactions with us, our affiliates or others, such as your account balances and transactions history; and
•	Information from visitors to our websites provided through online forms, site visitorship data and online information-collecting devices known as “cookies.”

For more information about what we collect online, including our use of cookies, please visit our websites.

We do not solicit personal or financial information from minors without written parental consent, nor do we knowingly market products and services to minors.

How we use this information

We may share all of the information we collect with the Companies as part of the ordinary course of providing financial products and services to you, for the purpose of offering you new products and services to address your financial needs, for product development purposes and as otherwise required or permitted by law.

To assist in our business dealings with you, we may also share this information with companies (other than the Companies) that perform services, including marketing services, on our behalf (such as vendors that package and mail our investor statements and marketing research firms that enhance our ability to market our products and services).  We do not share your information with mailing list or direct marketing companies.  Thus, the information you provide to us will not result in unwanted solicitations from third-party marketers.

Finally, we may share this information with other entities outside of the Companies for the following purposes, including among others:

•	To respond to a subpoena or court order, judicial process or regulatory inquiry;

•	To report suspicious transactions to government agencies and law enforcement officials;

•	To protect against fraud;

•	To provide products and services with the consent or the direction of a customer; or

•	In connection with the proposed or actual sale or merger of all or a portion of a business or operating unit.

Except as described above, and except for information we provide to nonaffiliated third parties as otherwise required or permitted by law, we do not share information about you with nonaffiliated third parties.

Security of personal financial information

We restrict access to information about you to those employees we determine need to know that information to provide products and services to you.  We maintain physical, electronic and procedural safeguards to protect this information.

We continuously assess new technology for protecting information and upgrade our systems where appropriate.

If you have any questions or concerns about this Privacy Policy Notice, please write to us at:

SharesPost 100 Fund
1370 Willow Road, Floor 2
Menlo Park, California 94025

Former customers

If, for whatever reason, our customer relationship with you ends, we will preserve your information as necessary to comply with applicable laws.  The measures we take to protect the privacy of customer information, as described in this Privacy Policy Notice, will continue to apply to you.

We also will comply with more restrictive state laws to the extent they apply.

We reserve the right to change this Privacy Policy Notice, and any of the policies described herein, at any time.  The examples contained in this Privacy Policy Notice are illustrations; they are not intended to be exclusive.

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a Prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

SHARESPOST 100 FUND
Shares of Beneficial Interest

1370 Willow Road, Floor 2
Menlo Park, CA 94025
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 834-8707

        May 1, 2016

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of SharesPost 100 Fund (the “Fund”, “we”, “our” or “us”), dated May 1, 2016 (the “Prospectus”). The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at (800) 834-8707.  Information on the Fund’s website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (“SEC”) at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet website at www.sec.gov.  Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY	2
INVESTMENT OBJECTIVE AND POLICIES	2
MANAGEMENT OF THE FUND	3
CODE OF ETHICS	12
TAX STATUS	13
DETERMINATION OF NET ASSET VALUE	22
INVESTMENT BY EMPLOYEE BENEFIT PLANS	23
PERFORMANCE INFORMATION	25
CALCULATION OF FEES	25
PROXY VOTING POLICIES AND PROCEDURES	25
VOTING	27
FINANCIAL STATEMENTS	27
1

GENERAL INFORMATION AND HISTORY

The Fund was established as a limited liability company under the laws of the State of Delaware on August 20, 2012 and converted into a Delaware statutory trust on March 22, 2013. The Fund’s office is located at 1370 Willow Road, Floor 2, Menlo Park, CA 94025. The financial statements, along with the accompanying notes and report of independent registered public accounting firm, which appear in the Fund’s most recent annual report to shareholders, are incorporated by reference into this SAI. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is capital appreciation. See “Investment Objective, Strategies, Methodology and Policies” in the Prospectus.

Fundamental Policies

The Fund’s stated fundamental policies, listed below, may not be changed without a majority vote of the shareholders of the Fund (each, a “Shareholder”, and collectively, the “Shareholders”), which means the lesser of: (i) 67% of the shares of beneficial interest of the Fund (“Shares”) present at a meeting at which holders of more than 50% of the outstanding Shares are present in person or by proxy; or (ii) more than 50% of the outstanding Shares.  No other policy is a fundamental policy of the Fund, except as expressly stated. Within the limits of the Fund’s fundamental policies, the Fund’s management has reserved freedom of action.

As fundamental policies, the Fund:

(1)	has an investment objective of capital appreciation;

(2)	will not borrow money or issue any senior security except in compliance with Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), as it may be modified by SEC order, rule or regulation. Section 18 currently requires that the Fund have an asset coverage of 300% upon the issuance of senior securities representing indebtedness and an asset coverage of 200% upon the issuance senior equity securities;

(3)	will not engage in short sales, purchases on margin and the writing of put and call options;
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(4)	will not act as underwriter of securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the U.S. federal securities laws;

(5)	will not engage in the purchase or sale of real estate and real estate mortgage loans;

(6)	will not engage in the purchase or sale of commodities or commodity contracts, including futures contracts;

(7)	will not make loans, except as permitted by the 1940 Act, which prohibits loans to any person who controls or is under common control with the Fund, excluding a company that owns all of the Shares of the Fund;

(8)	will not invest 25% or more of its total assets in companies in a particular “industry or group of industries”, as that phrase is used in the 1940 Act, and as interpreted, modified or otherwise permitted by a regulatory authority having jurisdiction, from time to time (the “Fundamental Concentration Policy”). The Fund’s Fundamental Concentration Policy does not preclude it from focusing investments in issuers in related fields; and

(9)	will make quarterly repurchase offers for 5% of the Shares outstanding at their net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined below), or the next business day if the 14th day is not a business day.

The Fund’s investment policies and restrictions do not apply to the activities and transactions of the Portfolio Companies in which the Fund invests (other than indirectly by the Fundamental Concentration Policy), but do apply to investments made by the Fund directly.

The Fund’s investment strategies are non-fundamental and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”). The Fund has adopted a non-fundamental policy to invest, under normal market conditions, at least 80% of (i) the value of its net assets, plus (ii) the amount of any borrowings for investment purposes, in companies included in the SharesPost 100. The Fund monitors its portfolio to ensure compliance with the SharesPost 100 80% Investment Policy. The Fund will notify investors of any proposed change in such policy at least 60 days in advance of such change in accordance with the 1940 Act.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board of Trustees of the Fund has overall responsibility for monitoring the Fund’s investment program and its management and operations. At least a majority of the Board of Trustees are and will be persons who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act, each, an “Independent Trustee” and, collectively, the “Independent Trustees”) of the Fund or SP Investments Management, LLC, the Fund’s Investment Adviser (the “Investment Adviser”). Any vacancy on the Board of Trustees may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by Shareholders.  Subject to the provisions of Delaware law, the Trustees will have all powers necessary and convenient to carry out this responsibility.
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Name, Address(1), and Age	Position(s) Held with Fund	Term of Office(2) and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Public Company Directorships
Independent Trustees
Robert Boulware DOB: 5/11/1956	Independent Trustee	Since inception	Professional board director and trustee. Managing Director, Pilgrim Funds, LLC	Not applicable.	Gainsco, Inc. (PINK: GANS), Met Investor Series Trust (trustee), Vertical Capital Income Fund (NASDAQ GM: VCAPX)
Mark Radcliffe DOB: 5/11/1952	Independent Trustee	Since inception	Partner, DLA Piper	Not applicable.	None
Interested Trustees(3)
Sven Weber DOB: 1/22/1970	Interested Trustee	Since inception	Managing Director of SP Investments Management, LLC, President SVB Capital with SVB Financial Group, Principal of Cipio Partners LLC	Not applicable.	None

(1)	All addresses c/o SharesPost 100 Fund, 1370 Willow Road, Floor 2, Menlo Park, CA 94025.

(2)	Each Trustee will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.

(3)	Mr. Weber is an interested Trustee as a result of his position as a Managing Director of SP Investments Management, LLC, the Investment Adviser and an affiliate of the Fund.

Additional information about each Trustee follows (supplementing the information provided in the table above) that describes some of the specific experiences, qualifications, attributes or skills that each Trustee possesses which the Board of Trustees believes has prepared them to be effective Trustees.

Robert J. Boulware has served as a member and Chairman of the Board of Trustees since the Fund’s inception. In addition to his services for the Fund, Mr. Boulware has been an executive in the financial services industry for over 35 years. Since March 2008, Mr. Boulware has served as a trustee for Met Investors Series Trust, a $140 billion fund complex.  He has also served as a trustee of Vertical Capital Income Fund, a startup mutual fund, since 2012. Mr. Boulware serves a director of Gainsco Inc. (PINK: GANS), a public traded auto insurance company, and as Managing Director of Pilgrim Funds, LLC, a private equity fund. From 1992 to 2006, Mr. Boulware was the President and Chief Executive Officer of ING Funds Distributor, LLC.  Mr. Boulware holds a BSBA from Northern Arizona University, College of Business Administration.
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Mark Radcliffe has served as a member of the Board of Trustees since the Fund’s inception. Mr. Radcliffe has been a partner of DLA Piper USA, LLP (or its predecessor law firms) since 1989, where he represents startup technology corporations in their intellectual property and finance matters. He also represents Fortune 100 companies in complex intellectual property transactions. His experience covers a wide variety of industries from internet to software to cloud to semiconductors. In 2011, Mr. Radcliffe was appointed by the Department of State to be one of ten private members of the U.S.-Japan Innovation and Entrepreneurship Council. From 2010 to 2012, Mr. Radcliffe served as a director at Innovaro, Inc. (NYSE MKT: INV), a company focused on management software and consulting. Mr. Radcliffe earned a B.S. in Chemistry magna cum laude from University of Michigan and a J.D. from Harvard Law School.

Sven Weber has been the President and a member of the Board of Trustees of the Fund since inception, and is a Managing Director of SharesPost’s wholly owned registered investment adviser and an affiliated person of the Fund, SP Investments Management, LLC. Prior to his position with the Investment Adviser, Sven served as President of SVB Capital, an affiliate of Silicon Valley Bank. During his tenure at SVB Capital, Sven managed the company’s venture capital investing business, which included fund of funds, and direct and secondary investment funds exceeding $1.5 billion under management. Prior to SVB Capital, Sven was a principal of Cipio Partners, where he focused on secondary investments, and prior to that he worked as Vice President on direct investments for Siemens, and had operational responsibilities with Vodafone Germany and O2 Germany. Sven holds a Master’s degree in physics from the University of Heidelberg, where he specialized in information technology and environmental physics.

The Board of Trustees believes that the significance of each Trustee’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Trustee may not have the same value for another) and that these factors are best evaluated at the board level, with no single Trustee, or particular factor, being indicative of board effectiveness. However, the Board of Trustees believes that Trustees need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties.  The Board of Trustees believes that its members satisfy this standard, as reflected in the experience of each Trustee described in the biographies above. Experience relevant to having this ability may be achieved through a Trustee’s educational background; business, professional training or practice (e.g., accountancy or law), public service or academic positions; experience from service as a board member (including the Board of Trustees of the Fund) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences.

Composition of Board of Trustees and Leadership Structure.  To rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s Trustees must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, 66.6% of the Fund’s Trustees are Independent Trustees. Sven Weber is an interested person of the Fund, and the Independent Trustees have designated Robert Boulware as the lead Independent Trustee who will chair meetings or executive sessions of the Independent Trustees, review and comment on Board of Trustee’s meeting agendas, represent the views of the Independent Trustees to management and facilitate communication among the Independent Trustees. The Board of Trustees has determined that its leadership structure, in which the Independent Trustees have designated a lead Independent Trustee to function as described above, is appropriate in light of the Fund’s investment objective and policies, the Fund’s status as a new company with no performance history, the small size of the Board of Trustees and the Fund’s relatively small initial capitalization, as well as the services that the Investment Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships. This determination was made after careful consideration by the Independent Trustees and reflects the unanimous determination of the Independent Trustees.  The Board of Trustees plays an active role in the risk oversight of the Fund and receives risk oversight reports from the Investment Adviser no less frequently than quarterly, although this has not materially impacted the Board of Trustees’s leadership structure.
5

Officers

Name, Address(1), and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years
Sven Weber DOB: 1/22/1970	President	Since inception	Managing Director of SP Investments Management LLC, President of SVB Capital with SVB Financial Group, Principal of Cipio Partners LLC
Ryan Stroub DOB: 7/07/68	Principal Financial Officer	Since February 26, 2016	Chief Financial and Administrative Officer of SharesPost, Inc., Chief Financial Officer of Thomas Weisel Partners Group, SVP and Corporate Controller of E*TRADE Financial Corporation.
Julie Walsh DOB: 10/7/1970	Chief Compliance Officer	Since August 12, 2014	Managing Director, Compliance and NFA Member Services, Foreside Fund Officer Services, LLC; Fund Chief Compliance Officer

(1)	All addresses c/o SharesPost 100 Fund, 1370 Willow Road, Floor 2, Menlo Park, CA 94025.

Ryan Stroub has served as the Principal Financial Officer of the Fund since February 2016. Since May 2011, Ryan has served as Chief Financial and Administrative Officer of SharesPost, Inc.  Prior to joining SharesPost, he served as Chief Financial Officer and Chief Accounting Officer of Thomas Weisel Partners Group (acquired by Stifel Nicolaus), a publicly traded investment bank focused principally on growth companies and growth investors. Prior to that, Ryan spent eight years at E*TRADE Financial Corporation as the Global and Corporate Controller, overseeing accounting operations, systems and financial reporting throughout its transformation from a nascent online investing company to a global financial services company. Ryan earned a B.A. in Economics with an emphasis in Accounting from the University of California, Santa Barbara.
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Julie L. Walsh has served as Chief Compliance Officer of the Fund since August 2014. Julie has over 20 years of experience in global compliance, legal and securities. In addition to her role as Managing Director in relation to business development initiatives and the provision of comprehensive and customized compliance consulting services to several clients in the CFTC/NFA Member Services space for Foreside Fund Officer Services, LLC, Julie serves as Fund CCO for three investment company clients and also provides adviser consulting services to Foreside clients. Prior to joining Foreside, Julie was CCO for Grantham, Mayo, Van Otterloo & Co. LLC (GMO) for 13 of her 15 years at GMO. During that time, she was responsible for the development, oversight and implementation of risk and compliance programs throughout GMO. Her compliance, regulatory and risk oversight responsibilities included quantitative and active equity, fixed income, hedge and private funds, real estate, private equity, timber, and other alternative investment strategies. Prior to her time at GMO, Julie worked at Ropes & Gray LLP for five years. Julie earned a B.A. from Boston College magna cum laude and an M.Ed., from Boston College Lynch School of Education.

Committees of the Board of Trustees

Audit Committee

The Board of Trustees has formed an Audit Committee.  The purposes of the Audit Committee are to (i) assist the Board of Trustees in its oversight of the Fund’s accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers, (ii)assist the Board of Trustees in its oversight of the quality and objectivity of the Fund’s financial statements and the independent audit thereof, and (iii) select, oversee and set the compensation of the Fund’s independent auditor (the “Auditor”) and to act as liaison between the Auditor and the Board of Trustees.

To carry out its purposes, the Audit Committee shall: (i) pre-approve the selection of the Auditor and shall recommend the selection, retention or termination of the Auditor to the Board of Trustees and, in connection therewith, shall evaluate the independence of the Auditor, including whether the Auditor provides any consulting, auditing or non-audit services to the Investment Adviser or its affiliates, (ii) review and approve the fees charged by the Auditor for audit and non-audit services, (iii) ensure that the Auditor prepares and delivers to the Audit Committee reports, on at least an annual basis: describing (a) the Auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review or peer review of the Auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and any steps taken to deal with any such issues, and (c) all relationships between the Auditor and the Fund (in response to which the Audit Committee shall actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and recommend that the Board of Trustees take appropriate action to satisfy themselves of the Auditor’s  independence), (iv) pre-approve all auditing services and, subject to limited exception and to certain prohibitions on activities of the Auditor, permissible non-audit services provided to the Fund (and the Audit Committee may delegate to one or more of its members the authority to grant pre-approvals or the engagement to render the auditing service or permissible non-audit service is entered into pursuant to pre-approval policies and procedures established by the Audit Committee, so long as the Audit Committee is informed of each service, and which policies and procedures must be detailed as to the particular service and not involve any delegation of the Audit Committee’s responsibilities under the Securities Exchange Act of 1934, as amended, to management (which, for purposes of this paragraph, includes the appropriate officers of the Fund, the Investment Adviser, the Fund Administrator, and other key service providers (other than the Auditor)), and (v) subject to limited exception, pre-approve any non-audit services proposed to be provided by the Auditor to (1) the Investment Adviser and (2) any entity controlling, controlled by, or under common control with the Investment Adviser that provides ongoing services to the Fund, if such engagement relates directly to the operations and financial reporting of the Fund.
7

The Audit Committee shall meet with the Auditor, including private meetings, as necessary (i) to review the arrangements for and scope of the annual audit and any special audits or other special services; (ii) to provide the Auditor the opportunity to report to the Audit Committee, on a timely basis, all critical accounting policies and practices to be used; (iii) to review the form and substance of the Fund’s financial statements and discuss any matters of concern relating to the Fund’s financial statements, including (a) any adjustments to such statements recommended by the Auditor, or other results of said audit(s), and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor; (iv) to provide the Auditor the opportunity to report to the Audit Committee, on a timely basis, any material written communication between the Auditor and management such as any management letter or schedule of unadjusted differences; (v) to provide the Auditor the opportunity to report all non-audit services provided to any entity in the “investment company complex” that were not pre-approved by the Audit Committee; (vi) in accordance with Statement of Auditing Standards No. 61, as amended, to consider the Auditor’s comments with respect to the Fund’s financial policies, procedures and internal accounting controls and responses thereto by the Fund’s officers; (vii) to review the form of written opinion the Auditor proposes to render to the Board of Trustees and Shareholders of the Fund; (viii) to review with the Auditor its opinions as to the fairness of the Fund’s financial statements; (ix) to attempt to identify (A) conflicts of interest between management and the Auditor as a result of employment relationships; (B) violations of audit partner rotation requirements; and (C) prohibited independent auditor compensation arrangements whereby the Auditor is compensated based on selling non-audit services to the Fund; (x) to review the quality and adequacy of the internal accounting staff (which, for purposes of this paragraph, includes the appropriate officers and employees of the Fund, the Investment Adviser, the Fund Administrator, and other key service providers (other than the Auditor)); (xi) to consider the Auditor’s comments with respect to the appropriateness and adequacy of the Fund’s financial policies, procedures and internal accounting controls (including computer system controls and controls over the daily net asset valuation process and the adequacy of the computer systems and technology used in the Fund’s operations) and review management’s responses thereto; and (xii) to provide the Auditor the opportunity to report on any other matter that the Auditor deems necessary or appropriate to discuss with the Audit Committee.

The Audit Committee shall (i) consider the effect upon the Fund of any changes in accounting principles or practices proposed by the Auditor or the Fund’s officers, (ii) investigate improprieties or suspected improprieties in Fund operations, (iii) consider the effect on the Fund of: (a) any changes in service providers, such as accountants or administrators for the Fund, that could impact the Fund’s internal controls or (b) any changes in schedules (such as fiscal or tax year-end changes) or structures or transactions that require special accounting activities or resources, and (iv) report its activities to the Board of Trustees on a regular basis and make such recommendations with respect to the matters described above and other matters as the Audit Committee may deem necessary or appropriate.  The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain special counsel and other experts or consultants at the expense of the Fund.
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The Audit Committee currently consists of each of the Fund’s Independent Trustees and shall always be composed entirely of Independent Trustees.  Robert Boulware has been designated as the lead member of the Audit Committee for purposes of interacting with the Fund’s independent auditor.

Nominating and Governance Committee

The Board of Trustees has formed a Nominating and Governance Committee that has the responsibility and power to (i) identify individuals qualified to become Trustees and recommend to the Board of Trustees the candidates for all positions to be filled by the Board of Trustees or by the Shareholders of the Fund; (ii) recommend to the Board of Trustees candidates for membership on committees thereof; (iii) develop and recommend to the Board of Trustees guidelines for effective corporate governance; and (iv) lead the Board of Trustees in its annual review of the Board’s performance. The Nominating and Governance Committee consists of each of the Fund’s Independent Trustees.  The Nominating and Governance Committee does not currently have a policy regarding whether it will consider nominees recommended by Shareholders.

Valuation Committee

The Board of Trustees has formed a Valuation Committee to oversee the implementation of the Fund’s valuation procedures, as adopted by the Board of Trustees and revised from time to time (the “Valuation Procedures”). The Board of Trustees has delegated to the Valuation Committee the responsibility of monitoring the material aspects of the Fund’s Valuation Procedures as well as the Fund’s compliance with respect to the valuation of its assets under the 1940 Act.  Pursuant to the Valuation Procedures, the Valuation Committee may delegate its day-to-day responsibility for determining the fair value of the Fund’s assets for so long as permitted in circumstances set forth therein. The Valuation’s Committee’s membership shall consist of all of the Independent Trustees. The Valuation Committee meets as frequently as circumstances dictate, but in no event less often than quarterly.

The Valuation Committee’s duties shall include: (a) reviewing periodic reports, including pricing reports, submitted to the Valuation Committee by the Investment Adviser, portfolio managers or other persons; (b) documenting valuation discrepancies the Valuation Committee identifies and the resolution and verification steps its takes in connection therewith, and documenting and retaining such actions as part of the Fund’s records;  (c) reviewing the appropriateness of all valuations based on any new information or changes in assumptions regarding an investment, reliable market prices, actual trade prices or other information, which is brought to the attention of the Valuation Committee subsequent to any determination of fair value of a particular investment; (d) seeking appraisals, in accordance with the Valuation Procedures, and reviewing the appropriateness of utilized and unutilized inputs for both internal and third party appraisals; (e) investigating any other matter brought to its attention within the scope of its duties; (f) performing any other activities set forth in the Valuation Procedures, as the Board of Trustees deems necessary or appropriate; (g) reviewing the Valuation Committee Charter annually, and recommending changes, if any, to the Board of Trustees; and (h) conducting a formal review of the Valuation Procedures at least annually in light of its experience in administering the provisions of the Valuation Procedures, evolving industry practices and any developments in applicable laws or regulations and reporting to the Board of Trustees at its next regularly scheduled meeting on the outcome of that review.
9

All actions taken by a committee of the Board of Trustees will be recorded and reported to the full Board of Trustees at its next meeting following such actions.

Trustee Ownership of Securities

The dollar range of equity securities owned by each Trustee is set forth below.

Name of Trustee	Dollar Range of Equity Securities in the Fund(2)	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen by Trustee in Family of Investment Companies(2)
Independent Trustees
Robert Boulware	Over $100,000	Over $100,000
Mark Radcliffe	$10,001-$50,000	Greater than $50,000 and less than $100,000
Interested Trustees
Sven Weber(1)	Over $100,000	Over $100,000

(1)	Mr. Weber is an interested Trustee as a result of his position as a Managing Director of SP Investments Management, LLC, the Investment Adviser and an affiliate of the Fund.

(2)	Based on the closing price of Shares on December 31, 2015 of $25.48.

Independent Trustee Ownership of Securities

As of the date of this SAI, none of the Independent Trustees (or their immediate family members) owned securities of the Investment Adviser, or of an entity (other than a RIC (as defined below)) controlling, controlled by or under common control with the Investment Adviser.

Trustee Compensation

The Fund pays each Independent Trustee a fee of $4,000 for each Board meeting attended in person and a fee of $1,500 for each Board meeting attended by remote video- or tele-conference participation. In addition, the Fund reimburses each of the Independent Trustees for travel and other expenses incurred in connection with attendance at such meetings. Each of the Independent Trustees is a member of the Audit Committee, Nominating and Governance Committee and Valuation Committee, and receives a fee of $1,500 for each committee meeting attended, whether attended in person or by remote video- or tele-conference participation.  Other officers and Trustees of the Fund receive no compensation.
10

The following table summarizes the compensation paid to the Trustees of the Fund, including the Audit Committee, Nominating and Governance Committee and Valuation Committee meeting fees, for the year ended December 31, 2015.

Name of Trustee	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund Paid to Trustee
Robert Boulware	$39,500	N/A	N/A	$39,500
Mark Radcliffe	$39,500	N/A	N/A	$39,500
Sven Weber	N/A	N/A	N/A	N/A

Portfolio Manager

The portfolio manager of the Investment Adviser primarily responsible for the investment management of the Fund is Sven Weber, the President of the Fund. See above for a biography of Mr. Weber.

Compensation of Portfolio Manager

The portfolio manager receives a fixed annual salary and a bonus, which is dependent upon the overall performance of the Investment Adviser. The portfolio manager does not receive any additional compensation from the Fund for serving as a portfolio manager of the Fund.

Portfolio Manager Conflicts of Interest

In addition to managing the assets of the Fund, the Fund’s portfolio manager may have responsibility for managing other client accounts of the Investment Adviser.  The tables below show the number and asset size of (i) SEC-registered investment companies (or series thereof) other than the Fund, (ii) pooled investment vehicles that are not registered investment companies, and (iii) other accounts (e.g., accounts managed for individuals or organizations) managed by the portfolio manager.  The tables also show the number of performance-based fee accounts, as well as the total assets of the accounts for which the advisory fee is based on the performance of the account.  This information is provided as of December 31, 2015.

See the Prospectus under “Conflicts of Interest” for details of certain conflicts of interest between the Fund and the Investment Adviser and its principals.
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Other SEC-Registered Investment Companies Managed

Name of Portfolio Manager	Number of Registered Investment Companies	Total Assets of Registered Investment Companies	Number of Investment Company Accounts with Performance-Based Fees	Total Assets of Performance-Based Fee Accounts
Sven Weber	0	$0	0	$0

Other Pooled Investment Vehicles Managed

Name of Portfolio Manager	Number of Pooled Investment Vehicles	Total Assets of Pooled Investment Vehicles	Number of Pooled Investment Vehicles with Performance-Based Fees	Total Assets of Performance-Based Fee Accounts
Sven Weber	1	$21,221,205	0	$0

Other Accounts Managed

Name of Portfolio Manager	Number of Other Accounts	Total Assets of Other Accounts	Number of Other Accounts with Performance-Based Fees	Total Assets of Performance-Based Fee Accounts
Sven Weber	0	$0	0	$0

CODE OF ETHICS

The Fund and the Investment Adviser each has adopted a code of ethics as required by applicable law, which is designed to prevent affiliated persons of the Fund and the Investment Adviser from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to a code of ethics).  There can be no assurance that the codes of ethics will be effective in preventing such activities.

The Fund’s code of ethics allows personnel to invest in securities for their own account, but requires compliance with the code’s pre-clearance requirements and other restrictions.  The code of ethics requires Fund personnel to obtain pre-clearance for the purchase of any security if they knew or, in the ordinary course of fulfilling their official duties, should have known, that during the 15-day period before the transaction in such security, other than an Exempt Security (as defined below), or at the time of the transaction the security purchased or sold by them, other than an Exempt Security, was also purchased or sold by the Fund or considered for the purchase or sale by the Fund.  An “Exempt Security” is a (i) direct obligation of the U.S. government; (ii) bankers’ acceptance, bank certificate of deposit, commercial paper and high quality short-term debt instrument (defined as any instrument that has a maturity at issuance of less than 366 days and that is rated in one of the two highest rating categories by a Nationally Recognized Statistical Rating Organization), including repurchase agreements; (iii) share issued by open-end funds registered under the 1940 Act, other than exchange traded funds; (iv) security purchased or sold in any account over which the individual has no direct or indirect influence or control; (v) security purchased or sold in a transaction that is non-volitional on the part of either the individual or the Fund, including mergers, recapitalizations or similar transactions; (vi) security acquired as a part of an automatic investment plan; (vii) security acquired upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired; or (viii) security which the Fund’s is not permitted to purchase pursuant to its investment objectives and the policies set forth in the Fund’s then current prospectus(es) under the Securities Act or the Fund’s registration statement on Form N-2.
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The Investment Adviser’s code of ethics allows its personnel to invest in securities for their own account, but requires compliance with the code’s pre-clearance requirements and other restrictions.  The Investment Adviser’s code of ethics requires its personnel to obtain pre-clearance for the purchase or sale of any security on a restricted list maintained by the Investment Adviser’s chief compliance officer comprised of securities issuers for which transactions in securities issued by or other financial products referencing such issuers require prior approval by the Investment Adviser’s chief compliance officer.  The term security for purposes of the Investment Adviser’s code of ethics pre-clearance restrictions excludes (i) direct obligations of the U.S. government; (ii) bankers’ acceptances; bank certificates of deposit; commercial paper; high quality short-term debt instruments, including repurchase agreements; shares issued by affiliated or unaffiliated money market funds; and (iii) shares issued by open-end investment companies, other than affiliated funds.

Foreside Financial Group, LLC (on behalf of Foreside Fund Officer Services, LLC) has adopted a code of ethics pursuant to Rule 17j-1 of the 1940 Act. This code of ethics is designed to prevent access persons of the Fund and Foreside Financial Group (on behalf of Foreside Fund Officer Services, LLC) from engaging in deceptive, manipulative or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to the code of ethics).

The codes of ethics of the Fund and the Investment Adviser can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. In addition, the codes of ethics of the Fund and the Investment Adviser are each available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102. The codes of ethics of the Fund and the Investment Adviser may also be examined on the Internet from the Fund’s website (http://www.sharespost100fund.com). A copy of the codes of ethics of the Fund and the Investment Adviser may be obtained, after paying a duplicating fee, by electronic request to the Investment Adviser.

TAX STATUS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to the Fund and to an investment in Shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the following does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of Shareholders subject to special treatment under U.S. federal income tax laws, including Shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, a U.S. Shareholder whose “functional currency” is not the U.S. dollar, financial institutions and Non-U.S. Shareholders, defined below. This summary assumes that Shareholders hold Shares as capital assets (generally, property held for investment). The discussion is based upon the Code, Treasury Regulations and administrative and judicial interpretations, each as of the date of this Prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this offering or the Fund’s status as a RIC (as defined below) under the Code. This summary does not discuss any aspects of foreign, state or local tax, or any U.S. federal taxes other than income taxes. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.
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A “U.S. Shareholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	a trust, if a court within the United States has primary supervision over its administration and one of more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Shareholder” is a beneficial owner of Shares that is not a U.S. Shareholder.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a shareholder of the entity would generally depend upon the status of the shareholder and the activities of the entity. A prospective Shareholder that is such an entity or a shareholder of such an entity should consult its own tax advisors with respect to the purchase, ownership and disposition of Shares.

Tax matters are very complicated and the tax consequences to an investor of an investment in Shares will depend on the facts of its particular situation. Shareholders are encouraged to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.
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Election to be Taxed as a RIC

The Fund has elected to be treated as a “regulated investment company” (“RIC”) under Subchapter M of the Code. As a qualifying RIC, the Fund generally does not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to Shareholders as dividends. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, the Fund must distribute to Shareholders, for each taxable year, an amount equal to at least 90% of the Fund’s “investment company taxable income,” which is generally its ordinary income plus the excess of recognized net short-term capital gain over recognized net long-term capital loss, reduced by deductible expenses. Such required amount is referred to as the “Annual Distribution Requirement.”

Taxation as a RIC

If the Fund:

•	continues to qualify as a RIC; and
•	satisfies the Annual Distribution Requirement;

then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (generally, recognized net long-term capital gain in excess of recognized net short-term capital loss) distributed to Shareholders. The Fund will be subject to U.S. federal income tax at regular corporate rates on any income or capital gain not distributed (or treated as distributed for tax purposes) to Shareholders.  However, as a RIC, the Fund cannot deduct its net operating loss carryovers against its taxable income. We may realize substantial net operating losses.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (1) 98% of the Fund’s ordinary income for each calendar year, (2) 98.2% of the Fund’s capital gain net income for the one-year period generally ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years. Collectively, such amount is referred to as the “Excise Tax Avoidance Requirement.” The Fund intends to make sufficient distributions each taxable year to satisfy the Excise Tax Avoidance Requirements.

To continue to qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

•	derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to the Fund’s business of investing in such stock or securities. The Fund refers to this test as the “90% Gross Income Test;” and

•	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

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•	at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s total assets or more than 10% of the outstanding voting securities of such issuer; and

•	no more than 25% of the value of the Fund’s assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer, the securities of two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or the securities of one or more qualified publicly traded partnerships. Collectively, the Fund refers to these tests as the “Diversification Tests.”

In addition, certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (a) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (b) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (c) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (d) adversely affect the time when a purchase or sale of stock or securities is deemed to occur, or (e) adversely alter the characterization of certain complex financial transactions. We will monitor our transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that we will be eligible for any such tax elections or that any elections we make will fully mitigate the effects of these provisions. Gain or loss recognized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Shareholders will generally not be entitled to claim a U.S. foreign tax credit or deduction with respect to non-U.S. taxes paid by us.

Our functional currency is the U.S. dollar for U.S. federal income tax purposes.  Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities may be treated as ordinary income or loss.

Although the Fund is not prohibited from making foreign investments, currently the Fund does not anticipate making any significant foreign investments. However, if the Fund acquires any equity interest in an entity treated as a “passive foreign investment company” for U.S. federal income tax purposes, we could be subject to significant adverse tax consequences.

In general, the Fund may sell assets in order to satisfy distribution requirements. However, the Fund’s ability to dispose of assets to meet the distribution requirements may be limited by (1) the illiquid nature of its portfolio and (2) other requirements relating to the Fund’s status as a RIC, including the Diversification Tests. If the Fund disposes of assets to meet the Annual Distribution Requirement, the Diversification Test, or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

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If the Fund fails to satisfy the Annual Distribution Requirement or otherwise fails to qualify as a RIC in any taxable year, the Fund will be subject to tax in that year on all of its taxable income, regardless of whether the Fund makes any distributions to Shareholders. In that case, all of the Fund’s income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to Shareholders. In contrast, assuming the Fund qualifies as a RIC, its corporate-level U.S. federal income tax should be substantially reduced or eliminated.

The remainder of this discussion assumes that the Fund qualifies as a RIC and has satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

Whether an investment in our Shares is appropriate for a U.S. Shareholder will depend upon that person’s particular circumstances. An investment in our Shares by a U.S. Shareholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in our Shares by taxable U.S. Shareholders and not by U.S. Shareholders that are generally exempt from U.S. federal income taxation. U.S. Shareholders should consult their own tax advisors before investing in our Shares.

Exchanges

While an investment in the Fund with cash generally would not be taxable, the Fund provides the opportunity for holders of securities in Portfolio Companies to acquire Shares of the Fund in exchange for such securities. Such exchanges would result in a taxable event for the exchanging shareholder with a taxable capital gain in the amount of the difference between such shareholder’s basis in the exchanged shares and the fair market value of the Fund shares received in the exchange.

Dividends on our Shares

Dividends by us generally are taxable to U.S. Shareholders as ordinary income or long-term capital gain. Dividends of our investment company taxable income (which is, generally, our net income excluding net capital gain) will be taxable as ordinary income to U.S. Shareholders to the extent of our current and accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. Dividends of our net capital gain (which is generally the excess of our net long-term capital gain over our net short-term capital loss) properly reported by us as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gain in the case of individuals, trusts or estates. This is true regardless of the U.S. Shareholder’s holding period for his, her or its Shares and regardless of whether the dividend is paid in cash or reinvested in additional Shares. Dividends in excess of our earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s Shares and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. Shareholder. We may make dividends in excess of our earnings and profits.  As a result, a U.S. Shareholder will need to consider the effect of our dividends on such U.S. Shareholder’s adjusted tax basis in our Shares in their individual circumstances.

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A portion of our dividends, but not those reported as capital gain dividends, paid to corporate U.S. Shareholders may, if certain conditions are met, qualify for the 70% dividends-received deduction to the extent that we have received dividends from certain corporations during the taxable year, but only to the extent such dividends are treated as paid out of our earnings and profits. We expect only a small portion of our dividends to qualify for this deduction.

In general, “qualified dividend income” recognized by non-corporate U.S. Shareholders is taxable at the same rate as net capital gain. Generally, qualified dividend income is dividend income attributable to certain U.S. and foreign corporations, as long as certain holding period requirements as met. As long as certain requirements are met, our dividends paid to non-corporate U.S. Shareholders attributable to qualified dividend income may be treated by such U.S. Shareholders as qualified dividend income, but only to the extent such dividends are treated as paid out of our earnings and profits. We expect only a small portion of our dividends to qualify as qualified dividend income.

Although we currently intend to distribute any of our net capital gain at least annually (which would be automatically reinvested unless a Shareholder opts out of the dividend reinvestment option), we may in the future decide to retain some or all of our net capital gain, but treat the retained amount as a distribution for tax purposes. In that case, among other consequences, we will pay tax on the retained amount, each U.S. Shareholder will be required to include his, her or its share of the retained amount in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the retained amount net of such tax will be added to the U.S. Shareholder’s tax basis for his, her or its Shares. The Fund will report, within 60 days of the end of its tax year, on Form 2349, Notice to Shareholder of Undistributed Long-Term Capital Gains, to each U.S. Shareholder such Shareholder’s allocable share of our undistributed long-term capital gains, the Shareholder’s allocable share of the taxes paid by the Fund on such gains, and the effect on such Shareholder’s adjusted tax basis in his, her, or its Shares.

Because we expect to pay tax on any retained net capital gain at our regular corporate tax rate, and because that rate currently is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual U.S. Shareholders will be treated as having paid and for which they will receive a credit would exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds the U.S. Shareholder’s liability for U.S. federal income tax. A U.S. Shareholder that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to treat amounts as distributed for tax purposes, we must provide a written statement to our U.S. Shareholders reporting the retained amount after the close of the relevant taxable year. We cannot treat any of our investment company taxable income in this manner.

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We will be subject to the alternative minimum tax, also referred to as the “AMT,” but any items that are treated differently for AMT purposes must be apportioned between us and our U.S. Shareholders and this may affect U.S. Shareholders’ AMT liabilities. We expect such items will generally be apportioned in the same proportion that distributions paid to each U.S. Shareholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. Shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to U.S. Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. Shareholders on December 31 of the year in which the distribution was declared.

If a U.S. Shareholder purchases Shares shortly before the record date of a distribution, the price of the Shares will include the value of the distribution and the U.S. Shareholder will be subject to tax on the distribution even though it represents a return of his, her or its investment. We have built-up or have the potential to build up large amounts of unrealized gain which, when realized and distributed, could have the effect of a taxable return of capital to U.S. Shareholders.

Repurchase or other Disposition of our Shares

A U.S. Shareholder generally would recognize taxable gain or loss if the U.S. Shareholder redeems or otherwise disposes of his, her or its Shares. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such repurchase or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held his, her or its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the repurchase or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if substantially identical Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

U.S. Federal Income Tax Rates

In general, U.S. Shareholders who or that are individuals, trusts or estates are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss for a taxable year, including long-term capital gain derived from an investment in our Shares). Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate that also applies to ordinary income. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

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Non‑corporate U.S. Shareholders generally will be subject to a 3.8% Medicare tax on their “net investment income,” which ordinarily includes taxable distributions or retained amounts treated as distributions on Shares, as well as taxable gain on the disposition of Shares.  It is also very likely that “net investment income” would include, for this purpose any taxable income or gain on any other securities we may offer.

Information Reporting and Backup Withholding

We will send to each of our U.S. Shareholders, after the end of each calendar year, a notice providing, on a per Share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

We may be required to withhold U.S. federal income tax (“backup withholding”), currently at a rate of 31%, from all taxable distributions to any non-corporate U.S. Shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such U.S. Shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such U.S. Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding is not an additional tax.  Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that proper information is timely provided to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% withholding tax on any “withholdable payment” from a U.S. payer (including the Fund) to (i) a “foreign financial institution,” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution, unless such entity provides the U.S. payer with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Under certain circumstances, the payee might be eligible for refunds or credits of such taxes.

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Therefore, U.S. Shareholders who own their Shares through foreign accounts or foreign intermediaries may have distributions from the Fund reduced by the withholding tax unless the foreign payee qualifies for an exception.

“Withholdable payments” subject to FATCA will include U.S.-source payments otherwise subject to nonresident withholding tax, and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers (in either case to exclude payments made on “obligations” that were outstanding on March 18, 2012). The withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The IRS is authorized to provide rules for implementing the FATCA withholding regime with the existing nonresident withholding tax rules.

Under the applicable Treasury Regulations, and administrative guidance, this withholding will apply to U.S.-source payments otherwise subject to nonresident withholding tax made on or after July 1, 2014 and to the payment of gross proceeds from the sale of any equity or debt instruments of U.S. issuers made on or after January 1, 2017.

Investors are urged to consult with their tax advisors regarding the effect, if any, of FATCA to them based on their particular circumstances.

Information Reporting of Substantial Losses

Under U.S. Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to Shares of $2 million or more for a non-corporate U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S, Shareholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. holders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders or members of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders or members of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Failure to Qualify as a RIC

If the Fund were unable to continue to qualify for treatment as a RIC, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate rates. The Fund would not be able to deduct distributions to Shareholders, nor would they be required to be made. Distributions would generally be taxable to non-corporate Shareholders as ordinary distribution income eligible for the reduced rates of U.S. federal income tax to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. Shareholders eligible for the dividends would receive deductions. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. If the Fund were to fail to meet the RIC requirements for more than two consecutive years and then to seek to requalify as a RIC, the Fund would be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund made a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding 10-year period.

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DETERMINATION OF NET ASSET VALUE

The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the NASDAQ (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. The price of the Shares increases or decreases on a daily basis according to the NAV of the Shares. In computing the Fund’s NAV, portfolio securities of the Fund are valued at their current fair market values determined on the basis of market quotations, if available. Because public market quotations are not typically readily available for most of the Fund’s securities, they are valued at fair value as determined pursuant to procedures and methodologies adopted and approved by the Board of Trustees. The Board of Trustees has delegated the day-to-day responsibility for determining these fair values to the Investment Adviser, but the Board of Trustees has the ultimate responsibility for determining the fair value of the portfolio of the Fund. The Investment Adviser has developed the Fund’s valuation procedures and methodologies, which have been approved by the Board of Trustees, and will make valuation determinations and act in accordance with those procedures and methodologies, and in accordance with the 1940 Act. Valuation determinations are reviewed and, as necessary, ratified or revised quarterly by the Board of Trustees (or more frequently if necessary), including in connection with any quarterly repurchase offer. The Fund’s Valuation Committee oversees the implementation of the Fund’s valuation procedures. The Valuation Committee monitors the material aspects of the Fund’s valuation procedures, as adopted by the Board of Trustees and revised from time to time, as well as monitors the Fund’s compliance with respect to the valuation of its assets under the 1940 Act.

Pursuant to valuation policies and procedures adopted by the Board of Trustees, the Investment Adviser is responsible for determining and documenting (1) whether market quotations are readily available for portfolio securities of the Fund; (2) the fair value of portfolio securities for which market quotations are not readily available; and (3) the fair value of any other assets or liabilities considered in the determination of the NAV. Depending on the portfolio security being valued, the Investment Adviser is responsible for maintaining records for each investment which reflect various significant positive or negative events in the fundamental financial and market information relating to each investment that support or affect the fair value of the investment. The Investment Adviser will provide the Board of Trustees and the Valuation Committee with periodic reports that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. On a quarterly basis, the Board of Trustees will review and, if necessary, ratify or revise any fair value determinations made by the Investment Adviser in accordance with the Fund’s valuation procedures.

Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of a security. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Investment Adviser may consider several factors, including the implied valuation of the asset as reflected by stock purchase contracts reported on alternative trading systems and other private secondary markets, fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security, the price of such security in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, the per share price of the security to be valued in recent verifiable transactions, including private secondary transactions (including exchanges for Fund Shares), and the recommendation of the Fund’s portfolio managers. The Investment Adviser will determine fair market value of Fund assets in accordance with consistently applied written procedures established by the Board of Trustees and in accordance with GAAP. Under GAAP, the valuation of investment holdings is governed by Financial Accounting Standards Board Accounting Standards Code, Section 820 “Fair Value Measurement” (“ASC 820”).

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Fair value prices are necessarily estimates, and there is no assurance that such a price will be at or close to the price at which the security is next quoted or next trades.

INVESTMENT BY EMPLOYEE BENEFIT PLANS

General

The following section sets forth certain consequences which should be considered by a fiduciary before acquiring Shares on behalf of (i) an “employee benefit plan” as defined in and subject to the fiduciary responsibility provisions of ERISA, (ii) a “plan” as defined in and subject to Section 4975 of the Code, or (iii) an entity deemed to hold “plan assets” as a result of investments in the entity by such plans (each such fiduciary is referred to herein as a “Plan Fiduciary”, and such plans or entities, “Plans”).  The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary’s own counsel.

In general, the terms “employee benefit plan” as defined in ERISA and “plan” as defined in Section 4975 of the Code together refer to any plan or account of various types which provides retirement benefits or welfare benefits to an individual or to an employer’s employees and their beneficiaries.  Such plans and accounts include, but are not limited to, corporate pension and profit-sharing plans, “simplified employee pension plans,” Keogh plans for self-employed individuals (including partners), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the Plans investing in the Fund for the purposes of ERISA’s fiduciary responsibility and prohibited transaction rules.  Thus, the Investment Adviser will not be a fiduciary within the meaning of ERISA with respect to the assets of any Plan that becomes a Shareholder of the Fund, solely as a result of the Plan’s investment in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to a Plan, including prudence, diversification, prohibited transaction, and other standards.  In determining whether to invest assets of a Plan in the Fund, a Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in the Fund, including the role an investment in the Fund plays in the Plan’s investment portfolio.  Each Plan Fiduciary, before deciding to invest in the Fund, must be satisfied that investment in the Fund is a prudent investment for the Plan, that the investments of the Plan, including the investment in the Fund, are diversified so as to minimize the risks of large losses and that an investment in the Fund complies with the documents of the Plan and any related trust.

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Each Plan Fiduciary considering acquiring Shares must consult its own legal and tax advisors before doing so.

Prohibited Transactions

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” under ERISA or “disqualified persons” under the Code) having certain relationships to such Plans, unless an exemption is available.  A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.  In addition, a Plan Fiduciary who permits a Plan to engage in a transaction that the Plan Fiduciary knows or should know is a prohibited transaction may be liable to the Plan for any loss the Plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction.

In general, Shares may not be purchased with the assets of a Plan if the Investment Adviser, any member of the Board of Trustees, the Distributor, any Financial Intermediary, any of their respective affiliates, or any of their respective agents or employees (collectively, the “Fund Affiliates”) either:  (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Plan; or (c) is an employer maintaining or contributing to such Plan.  A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Plan, and any such purchase might result in a prohibited transaction under ERISA and the Code, as described above.  There are certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, depending in part on the type of Plan Fiduciary making the decision to acquire Shares and the circumstances under which that decision is made.

A Plan and Plan Fiduciary considering investing in the Fund should consult with its legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or whether the investment is entitled to an exemption.  A Plan Fiduciary will be required to represent that the decision to invest in the Fund was made by them as a fiduciary duly authorized to make such investment decisions, that the decision was made independent of all of the Fund Affiliates, and that the Plan Fiduciary has not relied on any individualized advice or recommendation of a Fund Affiliate as a primary basis for the decision to invest in the Fund.

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Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in the Fund are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder.  No assurance can be given that administrative, judicial or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

Offering of Shares to Plans is in no respect a representation by the Investment Adviser or any other party related to the Fund that this investment meets the relevant legal requirements with respect to investments by any particular Plan or that this investment is appropriate for any particular Plan.  The person with investment discretion should consult with his or her attorney and financial advisers as to the propriety of an investment in the Fund in light of the circumstances of the particular Plan.

PERFORMANCE INFORMATION

Advertisements and sales literature relating to the Fund as well as reports to Shareholders may include quotations of investment performance.  In these materials, the Fund’s performance will normally be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which the investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used.  Investment returns will be reported on a net basis, after all fees and expenses.  Other methods also may be used to portray the Fund’s investment performance.

The Fund’s performance results will vary from time to time, and past results are not necessarily indicative of future investment results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be used to advertise or market the Fund, including data and materials prepared by recognized sources of such information.  Such information may include comparisons of the Fund’s investment performance to the performance of recognized market indices and indices, including but not limited to the Standard & Poor’s 500, the Russell 2000, or other lesser known indices.  Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

CALCULATION OF FEES

If, consistent with the Fund’s then-current registration statement, the determination of NAV is suspended or NAV is otherwise not calculated on a particular day, then for purposes of calculating and accruing any fee payable by the Fund that is based on the Fund’s NAV, such fee will be computed on the basis of the value of the Fund’s net assets as last calculated.

PROXY VOTING POLICIES AND PROCEDURES

The Fund invests in securities issued by Portfolio Companies. As such, it is expected that proxies and consent requests received by the Fund will deal with matters related to the operative terms and business details of such Portfolio Companies.

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To the extent that the Fund receives notices or proxies from Portfolio Companies (or to the extent the Fund receives proxy statements or similar notices in connection with any other portfolio securities), the Fund has delegated proxy voting responsibilities to the Investment Adviser.  The Investment Adviser will vote proxies and respond to investor consent requests in the best interests of the Fund, as applicable, in accordance with the Investment Adviser’s Proxy Voting Policies and Procedures (the “Policies”).

The Policies provide the following general guidelines for determining the best interests of the Fund:

(i)	The Investment Adviser will generally vote in favor of normal corporate housekeeping proposals including, but not limited to, the following:

(A)	election of directors (where there are no related corporate governance issues);

(B)	selection or reappointment of auditors (where there is no compelling evidence of a lack of independence, accounting irregularities or negligence); or

(C)	increasing authorized common stock.

(ii)	The Investment Adviser will generally vote against proposals that:

(A)	make it more difficult to replace members of the issuer’s board of directors or board of managers; and

(B)	introduce unequal voting rights (although there may be regulatory reasons that would make such a proposal favorable to certain clients of the Investment Adviser).

For proxies or consent requests addressing any other issues (which may include proposals related to fees paid to investment managers of underlying investment funds, redemption rights provided by underlying investment funds, investment objective modifications, etc.), the Investment Adviser shall determine (which may be based upon the advice of external lawyers or accountants) whether a proposal is in the best interests of the Fund.  In doing so, the Investment Adviser will evaluate a number of factors which may include (but are not limited to): (i) the performance or financial condition of the Portfolio Company in question; and (ii) a comparison of the proposed changes in terms to customary terms in the industry. In the event of a conflict between the best interests of the Shareholders and the best interests of the Investment Adviser, the Fund will engage an independent third party to evaluate the proposal in question, and to make a recommendation to the Investment Adviser as to how it should vote on such proposal.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at (800) 834-8707; and (2) on the SEC’s website at http://www.sec.gov or the Fund’s website (http://www.sharespost100fund.com). In addition, copies of the Fund’s proxy voting policies and procedures are also available by calling toll-free at (800) 834-8707 and will be sent within three business days of receipt of a request.

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VOTING

Each Shareholder will have the right to cast a number of votes based on the number of Shares held by such Shareholder at any meeting of Shareholders called by (i) the Board of Trustees or (ii) Shareholders holding at least a majority of the total number of votes eligible to be cast by all Shareholders.  Shareholders will be entitled to vote on any matter on which shareholders of a RIC organized as a corporation would be entitled to vote, including selection of Trustees.  Except for the exercise of their voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

FINANCIAL STATEMENTS

The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated December 31, 2015, are incorporated by reference in this SAI.  The Fund’s annual report is available upon request, without charge, by calling the Fund toll-free at (800) 834-8707.

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PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

25(1)	Financial Statements:

Part A: The financial highlights of SharesPost 100 Fund (the “Registrant”) for the fiscal year ended December 31, 2015, are included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B: The Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal year ended December 31, 2015, filed electronically with the SEC on March 7, 2016, are incorporated by reference into Part B of this registration statement.

25(2)	Exhibits

(a)(1)	Certificate of Formation of SharesPost 100 Fund LLC.(1)

(a)(2)	Certificate of Conversion of SharesPost 100 Fund LLC to SharesPost 100 Fund.(2)

(a)(3)	Certificate of Trust of SharesPost 100 Fund.(2)

(a)(4)	Agreement and Declaration of Trust.(2)

(b)	By-Laws.(2)

(c)	Not Applicable.

(d)	Incorporated by reference to Exhibits (a)(4) and (b) above.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Investment Advisory Agreement between the Registrant and SP Investments Management, LLC.(6)

(h)(1)	Distribution Agreement between the Registrant and Foreside Fund Services, LLC.(6)

(h)(2)	Distribution Services Agreement between SP Investments Management, LLC and Foreside Fund Services, LLC.(6)

(i)	Not Applicable.

(j)	Custody Agreement between the Registrant and UMB Bank National Association.(6)

(k)(1)	Administration and Fund Accounting Agreement between the Registrant and UMB Fund Services, Inc. (6)

(k)(2)	Transfer Agency Agreement between the Registrant and UMB Fund Services, Inc. (6)

(k)(3)	Expense Limitation Agreement between the Registrant and SP Investments Management, LLC. (6)

(k)(4)	Shareholder Services Plan.*

(k)(5)	Fund CCO Agreement between the Registrant and Foreside Fund Officer Services, LLC (fka Foreside Compliance Services, LLC). (6)

(k)(6)	Form of Indemnification Agreement between the Registrant and each Trustee.(3)

(l)	Opinion and Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.(5)

(m)	Not Applicable.

(n)	Consent of KPMG LLP, independent registered public accounting firm for the Registrant.*

(o)	Not Applicable.

(p)	Subscription Agreement between the Registrant and SP Investments Management, LLC.(4)

(q)	Not applicable.

(r)(1)	Code of Ethics of the Fund.(2)

(r)(2)	Code of Ethics of the Investment Adviser.(3)

(r)(3)	Code of Ethics of Foreside Financial Group, LLC.(3)

(1)	Incorporated by reference to the initial filing of the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed October 10, 2012.

(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed April 12, 2013.

(3)	Incorporated by reference to Pre-Effective Amendment No. 2 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed August 2, 2013.

(4)	Incorporated by reference to Pre-Effective Amendment No. 3 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed November 6, 2013.

(5)	Incorporated by reference to Pre-Effective Amendment No. 4 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed December 12, 2013.

(6)	Incorporated by reference to Post-Effective Amendment No. 1 to the registration statement on Form N-2, SEC File Nos. 333-184361 and 811-22759, filed April 30, 2015.

*	Filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.
Item 28. Persons Controlled By or Under Common Control

Not Applicable.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant's securities as of March 31, 2016.

Title of Class	Number of Record Holders
Shares of Beneficial Interests	3,605
Item 30. Indemnification

Reference is made to (a) Section 5.2 of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”), previously filed as Exhibit (a)(4) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. Nos. 333-184361 and 811-22759) on April 12, 2013; (b) Section 7 of the Registrant’s Distribution Agreement, previously filed as Exhibit (h)(1)  to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. Nos. 333-184361 and 811-22759) on April 12, 2013; and (c) the Form of Indemnification Agreement to be entered into between the Registrant and each of its Trustees, filed as Exhibit (k)(6) hereto, each of which is incorporated by reference herein. The Registrant hereby undertakes that it will apply the indemnification provisions of the foregoing agreements in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, SP Investments Management, LLC (the “Investment Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director, executive officer, managing member or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is set forth in the Registrant's Prospectus and Statement of Additional Information in the sections entitled “Management of the Fund”, and is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-76627).

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, SharesPost 100 Fund, 1370 Willow Road, Floor 2, Menlo Park, CA 94025;

(2)	the Transfer Agent, UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212;

(3)	the Custodian, UMB Bank National Association, 1010 Grand Boulevard, Kansas City, MO 64106; and

(4)	the Investment Adviser, SP Investments Management, LLC, 1370 Willow Road, Floor 2, Menlo Park, CA 94025.

Item 33. Management Services

Except as described under “The Investment Adviser” and “The Fund Administrator” in this Registration Statement, the Fund is not party to any management service related contract.

Item 34. Undertakings

(1)	The Registrant undertakes to suspend the offering of Shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Not applicable.

(4)	The Registrant undertakes

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 Act (the “1933 Act”);

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	Not applicable.

(6)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 486(b) thereunder. Pursuant to the requirements of the 1933 Act and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, and State of California, on the 29th day of April, 2016.

SHARESPOST 100 FUND

By:	/s/ Sven Weber
Name: Sven Weber
Title: President and Trustee

Pursuant to the requirements of the 1933 Act, this registration statement has been signed by the following persons in the capacity and on the date indicated.

/s/ Sven Weber	President and Trustee	April 29, 2016
Name: Sven Weber

/s/ Ryan Stroub	Principal Financial Officer	April 29, 2016
Name: Ryan Stroub

*	Independent Trustee	April 29, 2016
Name: Mark Radcliffe

*	Independent Trustee	April 29, 2016
Name: Robert J. Boulware

* /s/ Sven Weber
By: Attorney-in-fact